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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 2001

COMMISSION FILE NO.: 333-59800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1
to
FORM S-2

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
(Exact Name of Registrant As Specified In Its Charter)

Maryland	399 Park Avenue 36th Floor New York, New York 10022 (212) 935-8760	13-3974868
(State of Incorporation)	(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(IRS Employer I.D. Number)

Stewart Zimmerman, President and Chief Executive Officer
America First Mortgage Investments, Inc.
399 Park Avenue
36th Floor
New York, New York 10022
(212) 935-8760
(Name, address and telephone number of Agent for Service)

Copies to:

Steven P. Amen Kutak Rock LLP 1650 Farnam Street Omaha, Nebraska 68102 Tel: (402) 346-6000 Fax: (402) 346-1148	Alan L. Gosule Clifford Chance Rogers & Wells LLP 200 Park Avenue, 52nd Floor New York, New York 10166 Tel: (212) 878-8295 Fax: (212) 878-8375	Wayne D. Boberg Winston & Strawn 35 West Wacker Drive Chicago, Illinois 60601 Tel: (312) 558-5600 Fax: (312) 558-5700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

   If the registrant elects to deliver its latest Form 10-K, as amended, to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

   If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

   We will amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting according to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 21, 2001

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

7,500,000 Shares
AMERICA FIRST MORTGAGE INVESTMENTS, INC.
COMMON STOCK

    We are selling 7,500,000 shares of our common stock and we will receive all of the net proceeds from the sale. Our common stock is traded on the New York Stock Exchange under the symbol "MFA." On May 18, 2001, the closing sale price of our common stock was $7.50.

    Investing in our common stock involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 6 of this prospectus before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriter discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters an option for a period of 30 days to purchase up to 1,125,000 additional shares of our common stock at the public offering price to cover over-allotments, if any.

    We expect the shares of our common stock will be ready for delivery to purchasers on or about             , 2001.

FRIEDMAN BILLINGS RAMSEY	TUCKER ANTHONY SUTRO CAPITAL MARKETS

           , 2001

Forward-Looking Statements

    This prospectus contains or incorporates by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

  •
  increases in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

  •
  changes in short-term interest rates;

  •
  our ability to use borrowings to finance our assets;

  •
  risks associated with investing in real estate, including changes in business conditions and the general economy;

  •
  changes in government regulations affecting our business; and

  •
  our ability to maintain our qualification as a real estate investment trust for federal income tax purposes.

    Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission such as our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

    This summary highlights information in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our common stock. We urge you to carefully read this entire prospectus, including the financial statements, along with the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under "Risk Factors" before you decide to purchase our common stock. All references to "we," "us" or the "Company" mean America First Mortgage Investments, Inc. Unless otherwise indicated, all financial ratios are based on our balance sheet information as of March 31, 2001, and we have assumed that the underwriters do not exercise their over-allotment option.

Our Business

    We invest primarily in adjustable-rate mortgage-backed securities that we acquire in the secondary market. We also invest in multifamily apartment properties and in publicly-traded equity and debt securities issued by real estate investment trusts, real estate limited partnerships and other companies, not all of which are in the real estate industry.

    At March 31, 2001, we had total assets on our balance sheet of $563 million. As of that date, approximately 89% of our assets consisted of mortgage-backed securities guaranteed by an agency of the United States government such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC") other securities rated AAA by Standard & Poors Corporation or cash. We also own interests in six multifamily apartment properties containing a total of 1,473 rental units. Four of these apartments are located in Georgia, one is located in North Carolina and one is located in Nebraska.

    Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that have principal and interest that is guaranteed by GNMA, FNMA or FHLMC. Interest rates on adjustable-rate mortgages are based on an index rate and adjusted periodically. Typical index rates include the one-year constant maturity treasury rate ("CMT"), the London Interbank Offered Rate ("LIBOR") and the 11th District Cost of Funds Index ("COFI"). The interest rates are usually adjusted annually, but some may be adjusted more frequently. The maximum adjustment in any year is usually limited to 1% or 2%. Generally, adjustable-rate mortgages have a lifetime limit on interest rate increases of 6% over the initial interest rate. Some adjustable-rate mortgages are hybrids with a fixed interest rate for an initial period of time (typically three years or greater) and then convert to a one-year adjustable-rate for the remaining loan term. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates. As of March 31, 2001, approximately 77% of our assets were adjustable-rate mortgage-backed securities, guaranteed by GNMA, FNMA or FHLMC and secured by single-family residential mortgage loans.

    We believe our investments in multifamily apartment properties and publicly-traded equity and debt securities issued by real estate investment trusts, real estate limited partnerships and other companies provide us with greater potential for capital appreciation and enable us to mitigate the prepayment risk exposure of our mortgage-backed securities.

    We finance the acquisition of mortgage-backed securities primarily by borrowing at short-term rates using repurchase agreements. Each of our multifamily apartment properties is financed with a long-term fixed-rate mortgage loan. Our other assets have been financed using a variety of short-term borrowing arrangements. Our policy is to maintain an assets-to-equity ratio of less than 11 to 1. As of March 31, 2001, our assets-to-equity ratio was approximately 7.4 to 1.

General Information

    We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 399 Park Avenue, 36th Floor, New York, New York 10022. Our telephone number is (212) 935-8760.

    We have elected to be treated as a real estate investment trust (a "REIT") for federal income tax purposes. This treatment permits us to deduct dividend distributions to our stockholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders by way of dividend payments. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Certain Federal Income Tax Considerations." We cannot assure you that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs.

    We have engaged America First Mortgage Advisory Corporation ("AFMAC") to manage our investments and perform administrative services for us. We pay AFMAC a management fee equal to 1.10% per annum of the first $300 million of stockholders' equity plus 0.80% per annum of the portion of our stockholders' equity above $300 million. This management fee is paid on a monthly basis. We also pay AFMAC, on a quarterly basis, an incentive compensation fee of 20% of the amount by which our return on our equity for each quarter exceeds a return based on the ten-year U.S. Treasury Rate plus 1%. The principal stockholder of AFMAC is America First Companies L.L.C. ("America First"). America First specializes in the management of funds that invest in mortgage securities and multifamily real estate properties. As of March 31, 2001, America First and its affiliates served as the general partner or advisor for four public companies that had total assets of $907 million, including $671 million of mortgage securities and interests in 33 multifamily apartment properties.

Recent Developments

    On January 2, 2001, we sold our interest in The Parklane, a retirement living facility in Salt Lake City, Utah. The net proceeds of this sale were used to partially finance the acquisition of an interest in Lealand Place Apartments, a 192-unit apartment property in Lawrenceville, Georgia on January 18, 2001. The remainder of the purchase price of Lealand Place Apartments was financed through a $10.3 million mortgage loan secured by this property. The sale of The Parklane and the acquisition of Lealand Place Apartments were structured as a tax-free like-kind exchange for federal income tax purposes.

    On February 12, 2001, our board of directors increased the rate at which we pay dividends on our common stock from $0.155 per share per quarter to $0.165 per share per quarter, payable on April 30, 2001 to stockholders of record on April 16, 2001. On April 9, 2001, our board of directors increased the rate at which we pay dividends on our common stock from $0.165 per share per quarter to $0.175 per share per quarter, payable on July 16, 2001 to stockholders of record on June 30, 2001. Dividends on our common stock will be paid only if and when declared by our board of directors. There can be no assurance that our directors will declare dividends in the future at any particular rate.

The Offering

Common stock offered	7,500,000 shares(1)
Common stock outstanding after the offering	16,194,164 shares(2)
NYSE trading symbol	MFA

(1)
8,625,000 shares of common stock if the underwriters exercise their over-allotment option in full.

(2)
17,319,164 shares of common stock if the underwriters exercise their over-allotment option in full. Does not include 820,000 shares of common stock that may be issued upon the exercise of options granted under our 1997 Employee Stock Option Plan at exercise prices ranging from $4.875 to $9.375 per share. A total of 670,000 of these options are currently vested and the remainder are unvested. We may issue options for up to 1,000,000 shares under our 1997 Stock Option Plan. We have adopted an amendment to this plan that would increase the total number of options for shares available for issuance to 1,400,000, subject to approval by our stockholders at our next annual meeting.

Use of Proceeds

    We intend to use the net proceeds from the sale of our common stock to acquire additional mortgage-backed securities, interests in multifamily apartment properties and other investments consistent with our investment criteria. Pending investment, we will hold the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

    The net proceeds from the sale of 7,500,000 shares of our common stock will be approximately $            after deducting the underwriting discount and estimated expenses of the offering.

Summary Financial Data

    The summary financial data of our 1999 and 2000 fiscal years are derived from our audited financial statements for those years. On April 9, 1998, we merged with America First Participating/Preferred Equity Mortgage Fund Limited Partnership ("PREP Fund 1"), America First PREP Fund 2 Limited Partnership ("PREP Fund 2") and acquired 99% of the limited partner interests in America First PREP Fund 2 Pension Series Limited Partnership ("Pension Fund"). Operating data for the year ended December 31, 1998 reflect the combined operating data of the Company and PREP Fund 1 through the date of the merger and of the Company after the date of the merger. No operating data for PREP Fund 2 and Pension Fund is included in our operating data for the period prior to April 9, 1998 because PREP Fund 1 is treated as our sole predecessor for accounting purposes. The summary financial data for the three months ended March 31, 2000 and 2001 are derived from our unaudited financial statements for these periods. You should read this summary financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited and unaudited financial statements and notes thereto that are included in this prospectus beginning on page F-1.

	Three Months Ended March 31,			Year Ended December 31,
	2001		2000	2000	1999	1998
Operating Data:
Mortgage securities income	$8,020,622		$8,177,152	$33,390,494	$24,302,401	$8,240,535
Corporate debt securities income, dividend income, and interest income on temporary cash investments and minority interest	876,774		597,239	2,909,297	1,371,877	753,426
Income from other investments	2,954,182	[1]	148,220	3,670,199 [3]	3,012,688 [5]	726,883
Net gain (loss) on investments	(80,172)		—	456,398	54,994	414,951
General and administrative expenses	(1,167,373)	[2]	(461,465)	(2,457,196)[4]	(2,676,551)[6]	(2,098,760)
Interest expense	(6,535,736)		(6,966,395)	(30,103,076)	(18,465,529)	(4,619,500)

Net income	$4,068,297		$1,494,751	$7,866,116	$7,599,880	$3,417,535

Basic net income per share	$0.47		$0.17	$0.89	$0.84	$0.32	[7]
Diluted net income per share	$0.46		$0.17	$0.89	$0.84	$0.32	[7]
Basic weighted average shares outstanding	8,692,840		9,003,083	8,869,456	9,046,467	9,043,172
Diluted weighted average shares outstanding	8,757,435		9,010,290	8,852,245	9,046,467	9,043,172
	As of March 31,	As of December 31,
	2001	2000	1999	1998
Balance Sheet Data:
Total assets	$562,672,342	$522,490,312	$524,384,473	$264,668,902
Repurchase agreements	482,148,607	448,583,432	452,101,803	190,250,084
Total stockholders' equity	75,790,300	69,911,496	67,614,613	70,932,757

Includes income of approximately $2,600,000 resulting from the sale of an undivided interest in the net assets of an assisted living center as described in Note 6 to our unaudited financial statements for the three months ended March 31, 2001 under "Financial Information."

Includes an incentive fee of approximately $511,000 earned by AFMAC in connection with the sale described in (1) above.

Includes income of approximately $2,600,000 resulting from the sale of the underlying real estate of an unconsolidated real estate limited partnership as described in Note 6 to our audited financial statements for the year ended December 31, 2000 under "Financial Information."

Includes an incentive fee of approximately $519,000 earned by AFMAC in connection with the sale described in (3) above.
5
Includes income of approximately $2,163,000 resulting from the sale of undivided interests in the net assets of four assisted living centers as described in Note 6 to our audited financial statements for the year ended December 31, 2000 under "Financial Information."
6
Includes an incentive fee of approximately $433,000 earned by AFMAC in connection with the sale described in (5) above.
7
Included in 1998 income is net income of $486,466 relating to the operations of PREP Fund 1 for the period from January 1, 1998 through the merger on April 9, 1998. This amount represented approximately $0.08 per outstanding exchangeable unit of PREP Fund 1 and is not included in the $0.32 per share reported for the Company.

Capitalization

    Our actual capitalization at March 31, 2001, and our capitalization as adjusted to give effect to the issuance of 7,500,000 shares of our common stock in this offering at an assumed price of $    (the closing price of our common stock on      , 2001), is set forth below.

	March 31, 2001
	Actual	As Adjusted(1)
	(In thousands, except per share data)
Common stock; par value $0.01 per share; 375,000,000 authorized, 8,692,825 shares issued and outstanding (as adjusted 16,192,825 shares)	$87		$162
Additional paid-in capital	74,381
Accumulated deficit	(2,111)		(2,111)
Accumulated other comprehensive loss(2)	(789)		(789)

Total	$75,790	$

1
After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriter's over-allotment option to purchase up to an additional 1,125,000 shares of our common stock.

2
Represents unrealized losses resulting from mark-to-market adjustments on our available-for-sale securities. See Note 2(c) to our unaudited financial statements under "Financial Information."

RISK FACTORS

    An investment in our stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our common stock could decline significantly and you may lose all or part of your investment.

An increase in prepayment rates of the mortgages underlying our mortgage-backed securities may adversely affect our profitability

    The mortgage-backed securities we acquire are secured by pools of mortgage loans on single-family residences. When we acquire a mortgage-backed security, we anticipate that the underlying mortgages will be prepaid at a projected rate generating an expected yield. When homeowners prepay their mortgage loans more quickly than we expect, it results in prepayments that are faster than expected on the mortgage-backed securities and this may adversely affect our profitability. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

    We often purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for a higher interest rate, we must pay a premium over par value to acquire these securities. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. If the mortgage loans underlying a mortgage-backed security are prepaid at a faster rate than we anticipate, we will have to amortize the premium at a faster rate which may adversely affect our profitability. At March 31, 2001, approximately 89% of the mortgage-backed securities we owned were acquired at a premium. The average purchase price of the mortgage-backed securities we owned on that date was approximately 101.7% of par value.

    As the holder of mortgage-backed securities, we receive a portion of our investment principal when underlying mortgages are prepaid. In order to continue to earn a return on this repaid principal, we must reinvest it in additional mortgage-backed securities or other assets. However, if interest rates are falling, we may earn a lower return on the new investment as compared to the original mortgage-backed security.

An increase in our borrowing costs relative to the interest we receive on our mortgage-backed securities may adversely affect our profitability

    We earn money based upon the spread between the interest payments we receive on our mortgage-backed security investments and the interest payments we must make on our borrowings. We rely primarily on short-term borrowings of the funds to acquire mortgage-backed securities with long-term maturities. Even though most of our mortgage-backed securities have interest rates that adjust as short-term rates change, the interest we pay on our borrowings may increase relative to the interest we earn on our adjustable-rate mortgage-backed securities. If the interest payments on our borrowings increase relative to the interest we earn on our mortgage-backed securities, our profitability may be adversely affected.

  •
  Differences in timing of interest rate adjustments on our mortgage-backed securities and our borrowings may adversely affect our profitability

      The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. For example, at March 31, 2001, our adjustable-rate mortgage-backed securities had a weighted average term to the next rate adjustment date of nine months, while our borrowings had a weighted average term to the next rate adjustment date of 77 days. Accordingly, in a period of rising interest rates, our borrowing costs will usually increase faster than our interest earnings from mortgage-backed securities. As a result, we could experience a decrease in net income or a net loss during these periods.

  •
  Interest rate caps on the mortgages underlying our mortgage-backed securities may adversely affect our profitability if short-term interest rates increase

      The mortgages underlying our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while any increases in the interest rates on the mortgages underlying our adjustable-rate mortgage-backed securities would be limited.

  •
  Hybrid adjustable-rate mortgages have fixed interest rates for an initial period which may reduce our profitability if short-term interest rates increase

      While the majority of our mortgage assets are adjustable-rate mortgage-backed securities, many of the mortgages underlying these assets are "hybrid" mortgages that have a fixed interest rate for an initial period (typically three years or greater) and then convert to an adjustable rate. Accordingly, in a period of rising interest rates, our financing costs could increase while the interest we earn on our mortgage-backed securities would be limited by the number of underlying mortgages with fixed interest rates. This would adversely affect our profitability.

Our business strategy involves a significant amount of borrowing that exposes us to additional risks

    We borrow against a substantial portion of the market value of our mortgage-backed securities and use the borrowed funds to acquire additional investment assets. At March 31, 2001, we had an assets-to-equity ratio of approximately 7.4:1, but our policy allows us to increase our assets-to-equity ratio to up to 11:1. The use of borrowing, or "leverage" to finance our mortgage-backed securities and other assets involves a number of risks, including the following:

  •
  If we are unable to renew our borrowings at favorable rates, it may force us to sell assets and our profitability may be adversely affected

      Since we rely primarily on short-term borrowings, such as repurchase agreements, to finance our mortgage-backed securities, our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and on our ability to renew or replace maturing short-term borrowings on a continuous basis. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability.

  •
  A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions

      As interest rates rise, the market value of interest-bearing obligations such as mortgage-backed securities will decline. A decline in the market value of our mortgage-backed securities may result in our lenders initiating margin calls that require us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of our borrowings. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our mortgage-backed securities under adverse market conditions.

  •
  Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy

      Our total borrowings of $482.1 million at March 31, 2001 were made using repurchase agreements. Borrowings made under repurchase agreements may qualify for special treatment under the Bankruptcy Code. This may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we ever file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under these agreements without delay.

  •
  Liquidation of collateral may jeopardize our REIT status

      To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements, and the consequences of our failure to continue to qualify as a REIT, please see the "Certain Federal Income Tax Considerations" section of this prospectus.

Our profitability may be limited by restrictions on our use of leverage

    As long as we earn a positive margin between our borrowing costs and the interest and other income we earn on our assets, we can generally increase our profitability by using greater amounts of leverage. However, the amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates, or they may require that we provide additional collateral to cover our borrowings.

We have not used derivatives to mitigate our prepayment and interest rate risks

    We have not used interest rate swaps, caps and floors or other derivative transactions to help us mitigate our prepayment and interest rate risks because we have determined that the cost of these transactions outweighs their potential benefits and could, in some cases, jeopardize our status as a REIT. Even if we were to use derivative transactions, it would not fully insulate us from the prepayment and interest rate risks to which we are exposed. However, we do not have any policy which would prohibit us from using derivative transactions or other hedging strategies in the future. If we do engage in derivative transactions in the future, we cannot assure you that a liquid secondary market will exist for any instruments purchased or sold in those transactions, and we may be required to maintain a position until exercise or expiration, which could result in losses.

The economic return from our real estate investments will be affected by a number of factors

    Our investments in multifamily apartment properties expose us to risks associated with investing in real estate. These risks include the possibility that the properties will not perform in accordance with our expectations, that we will pay too high of a purchase price for our properties or that we will underestimate operating costs and the costs of any necessary improvements and repairs to the properties. In addition, the economic returns from our real property investments may be affected by a number of factors, many of which are beyond our direct control. These factors include general and local economic conditions, the relative supply of apartments and other housing in the market area, interest rates on home mortgage loans, the need for and costs of repairs and maintenance of the properties, government regulations and the cost of complying with them, taxes and inflation.

The concentration of real estate in a geographical area may make us vulnerable to adverse changes in local economic conditions

    We do not have specific limitations on the total percentage of our real estate properties that may be located in any one area. Consequently, properties that we own may be located in the same or a limited number of geographical regions. Four of our six apartment properties are located in the Atlanta, Georgia metropolitan area. As a result, adverse changes in the economic conditions of the geographic regions in which our properties are concentrated may have an adverse effect on real estate values, rental rates, and occupancy rates. Any of these could reduce the rental income we earn from our real estate portfolio or the market value of these properties.

Our real estate investments may be illiquid and their value may decrease

    Our investments in multifamily apartment properties are relatively illiquid. Our ability to sell these assets, and the price we receive upon their sale, will be affected by the number of potential buyers, the number of competing properties on the market in the area and a number of other market conditions. As a result, we cannot assure you that we will be able to sell these properties without incurring a loss.

Owning real estate may subject us to liability for environmental contamination

    The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. We cannot assure you that the properties that we currently own, or those we acquire in the future, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of the property causing us to lose our entire investment. In addition, environmental laws may materially limit our use of our properties, and future laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase our exposure to environmental liability.

Compliance with Americans with Disabilities Act requirements could be costly

    Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that one or more of our multifamily apartment properties does not comply with the Americans with Disabilities Act could result in liability for both government fines and damages to private parties. If we were required to make unanticipated major modifications to comply with the Americans with Disabilities Act, it could adversely affect our profitability.

Some of our other assets involve credit and investment risks

    Our policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that are guaranteed by GNMA, FNMA or FHLMC. Our other assets may include publicly-traded equity or debt securities issued by other REITs, real estate limited partnerships and other companies. We do not require that debt securities issued by these types of issuers be rated investment grade and, generally, these securities will not be guaranteed by any government or third party insurer. We may incur losses if there are payment defaults under debt securities that we hold. Equity securities issued by these types of issuers are subject to a number of risks, including the risk of decline in their market value.

Because of competition, we may not be able to acquire investment assets at favorable prices

    Our profitability depends, in large part, on our ability to acquire mortgage-backed securities, interests in multifamily apartment properties or other investment assets at favorable prices. In acquiring our investment assets, we compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions. Many of the entities with which we compete have greater financial and other resources than us. In addition, many of our competitors are not subject to REIT tax compliance or required to maintain an exemption from the Investment Company Act. As a result, we may not be able to acquire mortgage-backed securities, multifamily apartment properties or other investment assets for investment, or we may have to pay more for these assets than we otherwise would.

Some of our directors and officers have ownership interests in our affiliates that create potential conflicts of interest

    All but one of our executive officers own stock in AFMAC, and two of our officers and a number of our directors own equity interests in America First, the largest stockholder of AFMAC. AFMAC manages our investments and performs administrative services for us for a fee under an advisory agreement. A subsidiary of America First provides on-site management for our multifamily apartment properties and earns fees based on the gross revenues of these properties. Because of the ownership of AFMAC and America First by our executive officers and directors, our agreements with AFMAC and America First and its subsidiaries may not be considered to have been negotiated at arm's-length. These relationships may also cause a conflict of interest in other situations where we are negotiating with AFMAC or America First.

Our advisory agreement with AFMAC contains a termination fee

    If we elect to terminate or not renew our advisory agreement with AFMAC for reasons other than AFMAC's breach of the agreement or due to bankruptcy or similar proceedings affecting AFMAC, then we must pay AFMAC a termination fee. The amount of this fee will be determined by an appraisal from an independent party and could be significant.

There are a number of risks associated with being taxed as a REIT

    We have elected to be treated as a REIT for federal income tax purposes and believe that we qualify for this tax treatment. Our REIT status subjects us and our stockholders to a number of risks, including the following:

  •
  Failure to qualify as a REIT would have adverse tax consequences for us

      In order to maintain our REIT status we must meet a number of requirements. These requirements are highly technical and complex and often require an analysis of various factual matters and circumstances that may not be totally within our control. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT. If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Therefore, we would have less money available for investments and for distributions to our stockholders. This may also have a significant adverse effect on the market value of our common stock. In general, we would not be able to elect REIT status for four years after a year in which we lose our REIT status.

  •
  As a REIT, our income can only come from limited types of sources

      To qualify as a REIT, at least 75% of our gross income must come from qualified real estate sources and 95% of our gross income must come from other sources that are itemized in the REIT tax laws. Therefore, we may have to forego opportunities to invest in potentially profitable businesses or assets because they would produce income that could jeopardize our status as a REIT.

  •
  We have certain distribution requirements

      As a REIT, we must distribute to stockholders at least 90% of our REIT taxable income (excluding capital gains). The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

  •
  We are also subject to other tax liabilities

      Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

For further discussion of the risks associated with REIT taxation, please see the "Certain Federal Income Tax Considerations" section of this prospectus.

Loss of Investment Company Act exemption would adversely affect us

    We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use borrowings would be substantially reduced and we would be unable to conduct our business as described in this prospectus. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of Securities Exchange Commission staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the Commission or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

Issuances of large amounts of our stock could cause our price to decline

    There are currently 8,694,164 shares of our common stock outstanding. This prospectus relates to the sale of up to an additional 7,500,000 shares of our common stock, which may be increased to 8,625,000 if the underwriters fully exercise their over-allotment option. In addition, we may issue shares of common stock under our 1997 Stock Option Plan. Our Stock Option Plan currently provides for the issuance of up to 1,000,000 shares. We have adopted an amendment to this plan that would increase the total number of options for shares available for issuance to 1,400,000, subject to approval by our stockholders at our next annual meeting. The issuance of this common stock, or other securities convertible into or exchangeable for our common stock, could cause dilution of our existing common stock and a decrease in the market price of our common stock.

We may change our policies without stockholder approval

    Our board of directors and management determine all of our policies, including our investment, financing and distribution policies. Although they have no current plans to do so, they may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends.

OUR COMPANY

Formation of the Company

    We were incorporated in Maryland on July 24, 1997, and began our business operations on April 10, 1998 when we consummated a merger transaction with America First Participating/Preferred Equity Mortgage Fund Limited Partnership ("PREP Fund 1"), America First PREP Fund 2 Limited Partnership ("PREP Fund 2") and America First PREP Fund 2 Pension Series Limited Partnership ("Pension Fund") (collectively referred to as the "PREP Funds"). As a result of this merger, PREP Fund 1 and PREP Fund 2 were merged into us and Pension Fund became our partnership subsidiary. We issued a total of 9,035,084 shares of our common stock to former partners of the PREP Funds in connection with the merger. We subsequently dissolved and liquidated Pension Fund and acquired approximately 99% of its assets.

Investment Strategy

    We are primarily engaged in the business of investing in adjustable-rate mortgage-backed securities that we acquire in the secondary market. These mortgage-backed securities are secured by pools of mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that have principal and interest that is guaranteed by an agency of the United States government such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). We are not in the business of originating mortgage loans or providing other types of financing to the owners of real estate.

    Interest rates on adjustable-rate mortgages are based on an index rate and adjusted periodically. Typical index rates include:

  •
  CMT Index. The one-year constant maturity treasury rate.

  •
  LIBOR. The London Interbank Offered Rate that banks in London offer for deposits of U.S. dollars.

  •
  COFI. A monthly or semiannual weighted average of the actual interest expenses recognized during a given month by all savings institutions headquartered in Arizona, California and Nevada, as published by the Federal Home Loan Bank of San Francisco.

    The interest rates on adjustable-rate mortgages are usually adjusted annually, but some may be adjusted more frequently. The maximum adjustment in any year is usually limited to 1% or 2%. Generally, adjustable-rate mortgages have a lifetime limit on interest rate increases of 6% over the initial interest rate. Some adjustable-rate mortgages are hybrids with a fixed interest rate for an initial period of time (typically three years or greater) and then convert to a one-year adjustable-rate for the remaining loan term. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates.

    We also invest in multifamily housing properties and currently own interests in six apartment properties containing a total of 1,473 rental units. Four of these apartments are located in Georgia, one is located in North Carolina and one is located in Nebraska. We hold these properties through various subsidiary corporate or partnership entities and each is subject to mortgage indebtedness. See "Properties." In general, we intend to hold and operate our real estate properties as long-term investments. Our business strategies for these assets is to (i) maintain high occupancy and increase rental rates through effective leasing, reducing turnover rates and providing quality maintenance and services to maximize resident satisfaction, (ii) manage operating expenses and achieve cost reductions through operating efficiencies and economies of scale generally inherent in the ownership of a portfolio of multiple properties and (iii) emphasize regular programs of repairs, maintenance and property improvements to enhance the competitive advantage and value of the properties in their respective market areas.

    We also invest in publicly-traded equity and debt securities issued by real estate investment trusts, real estate limited partnerships and other companies, not all of which are in the real estate industry. We believe our investments in multifamily apartment properties and in publicly-traded equity and debt securities provide us with a greater potential for capital appreciation and enable us to mitigate the prepayment risk associated with mortgage-backed securities.

    At March 31, 2001, we had total assets on our balance sheet of $563 million. As of that date, approximately 89% of our assets consisted of mortgage-backed securities guaranteed by GNMA, FNMA or FHLMC, other securities rated AAA by Standard & Poors Corporation or cash. As of March 31, 2001, approximately 77% of our assets were adjustable-rate mortgage-backed securities guaranteed by GNMA, FNMA or FHLMC and secured by single-family residential mortgage loans. Our policy is to maintain an assets-to-equity ratio of less than 11 to 1. As of March 31, 2001, our assets-to-equity ratio was approximately 7.4 to 1.

Financing Strategy

    We finance our acquisition of mortgage-backed securities and corporate debt securities at short-term borrowing rates through the use of repurchase agreements. Under a repurchase agreement, we sell securities to a lender and agree to repurchase those securities in the future for a price that is higher than the original sales price. The difference in the sale price we receive and the repurchase price we pay represents interest paid to the lender. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which we effectively pledge our securities as collateral to secure a short-term loan which is equal in value to a specified percentage of the market value of the pledged collateral. We retain beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we renew such agreement at the then prevailing financing rate. The repurchase agreements may require us to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines. To date, we have not had margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

    Repurchase agreements are generally short-term in nature. Should the providers of the repurchase agreements decide not to renew them at maturity, we must either refinance these obligations or be in a position to retire the obligations. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged assets and may have an unsecured claim against the lender's assets. To reduce our exposure, we enter into repurchase agreements only with financially sound institutions whose holding or parent company's long-term debt rating is "A" or better as determined by both Standard and Poor's Corporation and Moody's Investors Services, where applicable. If this minimum criterion is not met, then we will not enter into repurchase agreements with that lender without the specific approval of our board of directors. In the event an existing lender is downgraded below "A," we will seek board approval before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four lenders with a maximum exposure to any lender of no more than three times our stockholders' equity. As of March 31, 2001, we had repurchase agreements with nine lenders with a maximum exposure to any one lender of not more than 1.4 times our stockholders' equity.

    Each of our multifamily apartment properties is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies in which we hold equity interests. See "Properties," below. Each of these mortgage loans is made to the ownership entity on a nonrecourse basis, which means that the lender's only source of payment in the event of a default is the foreclosure of the property securing the mortgage loan. At March 31, 2001, aggregate mortgage indebtedness secured by our six multifamily apartment properties was approximately $48,600,000.

    We have financed our investments in equity interests issued by other REITs, limited partnerships and corporate issuers through loans from a variety of broker-dealers and other lenders. We pledge our entire interest in these assets to secure our margin loans and can borrow up to 50% of the market value of these assets.

Management of the Company

    We are an externally-managed REIT and have no employees of our own. We have entered into an advisory agreement with AFMAC, which is a subsidiary of America First. Under the advisory agreement, AFMAC manages our investments and performs administrative services for us. Our executive officers are employees of either AFMAC or America First and are the officers of AFMAC. We pay AFMAC a management fee equal to 1.10% per annum of the first $300 million of stockholders' equity plus 0.80% per annum of the portion of our stockholders' equity above $300 million. This management fee is paid on a monthly basis. We also pay AFMAC, on a quarterly basis, an incentive compensation fee of 20% of the amount by which our return on our equity for each quarter exceeds a return based on the ten-year U.S. Treasury Rate plus 1%.

    Our advisory agreement with AFMAC has a five-year term ending in April 2003. We may extend this agreement for additional one-year terms by the mutual agreement of AFMAC and our board of directors, including a majority of our independent directors. If we elect to terminate or not renew our advisory agreement with AFMAC for reasons other than AFMAC's breach of the agreement or due to bankruptcy or similar proceedings affecting AFMAC, then we must pay AFMAC a termination fee. The amount of this fee will be determined by an appraisal from an independent party and could be significant.

    America First specializes in the management of funds that invest in mortgage securities and multifamily real estate properties. As of March 31, 2001, America First and its affiliates served as the general partner or advisor for four public companies that had total assets of $907 million, including $671 million of mortgage securities and interests in 33 multifamily housing properties.

Competition

    When we invest in mortgage-backed securities, multifamily apartment properties and other investment assets, we compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions that invest in the same types of assets.

    Our multifamily apartment properties compete with a substantial number of other apartment properties located near our properties. Our multifamily apartment properties also compete with single-family housing that is either owned or leased by potential tenants. Our principal method of competing is to offer competitive rental rates. Our properties also compete by emphasizing property location, condition and amenities.

Legal Proceedings

    We are not a party to any material pending legal proceedings.

Properties

    The following table contains information regarding our multifamily apartment properties as of March 31, 2001:

Property Name	Location	Number of Units	Occupancy	Date Acquired	Ownership Entity
Harmony Bay Apartments	Roswell, Georgia	300	92%	April 9, 1998[1]	Harmony Bay Associates, Ltd.[2]
Morrowood	Morrow, Georgia	264	97%	April 9, 1998[1]	Morrowood Associates, Ltd.[3]
Laurel Park Apartments	Riverdale, Georgia	387	93%	April 9, 1998[1]	Gold Key Venture[4]
The Greenhouse	Omaha, Nebraska	128	98%	January 12, 2000	Greenhouse Holdings, L.L.C.[5]
Cameron at Hickory Grove	Charlotte, North Carolina	202	85%	November 7, 2000	Owings Chase Limited Partnership[6]
Lealand Place	Lawrenceville, Georgia	192	95%	January 18, 2001	Lealand Place, LLC[7]

1
Acquired as a result of our merger with the PREP Funds.

2
We hold a 99% limited partner interest in this partnership. The sole general partner is an affiliate of America First.

3
We hold a 99% limited partner interest in this partnership. The sole general partner is an affiliate of America First.

4
We hold a 50% limited partner interest in this partnership. The general partner is an unaffiliated third party.

5
We hold nonvoting preferred stock representing a 95% economic interest in a corporation that is the sole equity member of this company. The remaining 5% economic interest in the corporation is attributable to the common stock that is held by one of our officers.

6
We hold a 99% limited partner interest in this partnership. The general partner is controlled by an officer of America First and we are a minority shareholder of the general partner.

7
We hold preferred stock representing a 95% economic interest in a corporation that holds an 88.3% interest in this company. Owings Chase Limited Partnership (described in 6 above) holds a 9.9% interest in this company. The remaining interest is held by our wholly-owned subsidiary.

MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

    (a) Market Information. Our common stock began trading on the New York Stock Exchange on April 10, 1998, under the symbol "MFA." The following table sets forth the high and low sale prices for our common stock for the twelve months ending December 31, 2000 and 1999 and for the first three months of 2001.

	2001 Sale Prices			2000 Sale Prices				1999 Sale Prices
	High		Low	High		Low		High		Low
1st Quarter	$7	1/2	$5	$5	13/16	$4	1/2	$5	26/32	$4	1/4
2nd Quarter	—		—	$5	5/8	$4	1/2	$5	3/8	$4
3rd Quarter	—		—	$5	15/16	$4	15/16	$5	1/8	$4	10/32
4th Quarter	—		—	$5	3/4	$4	3/4	$5	3/8	$4	1/4

    (b) Investors. The approximate number of holders of our common stock as of the date of this prospectus is 5,700.

    (c) Dividends. We pay cash dividends on a quarterly basis. Beginning with the dividend payable with respect to the second quarter of 2001, cash dividends will be paid on a quarterly basis at the rate of $.175 per share per quarter. We declared total cash dividends to our common stockholders during the three months ended March 31, 2001 and fiscal years ended December 31, 2000 and 1999 of $1,517,037 ($0.165 per share), $5,428,229 ($0.59 per share) and $6,174,870 ($0.67 per share), respectively. For tax purposes, a portion of the dividend declared on December 14, 2000, and paid on January 30, 2001, will be treated as a 2001 dividend to stockholders. Similarly, for tax purposes, the dividend declared on December 16, 1999, and paid on February 18, 2000, was treated in its entirety as a 2000 dividend to stockholders. As part of the merger transaction, we made quarterly distributions of $.265 per common share ($1.06 per common share per year) in the first year following the merger (i.e. through the first quarter of 1999). A portion of the distributions received by our stockholders in 1999 consisted in part of a dividend and in part of a cash merger payment. We made no commitment to distribute amounts in excess of taxable income beyond the first year of operations. We intend to continue to distribute to our stockholders an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our REIT status for federal income tax purposes.

SELECTED FINANCIAL DATA

    The operating data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from our financial statements and notes thereto included elsewhere in this prospectus and which have been audited by PricewaterhouseCoopers LLP, our independent auditors. On April 9, 1998, we merged with PREP Fund 1 and PREP Fund 2 and acquired 99% of the limited partner interests in Pension Fund. Operating data for the year ended December 31, 1998 reflect the combined operating data of the Company and PREP Fund 1 through the date of the merger and of the Company after the date of the merger. No operating data for PREP Fund 2 and Pension Fund is included in our operating data for the period prior to April 9, 1998 because PREP Fund 1 is treated as our sole predecessor for accounting purposes. Operating data for the years ended December 31, 1997 and 1996 and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from financial statements of the Company and PREP Fund 1 that are not included in this prospectus. Operating data for the years ended December 31, 1997 and 1996 are the operating data of PREP Fund 1. Balance sheet data as of December 31, 1998 is that of the Company. Balance sheet data as of December 31, 1997 is that of the Company and PREP Fund 1. Balance sheet data as of December 31, 1996 is that of PREP Fund 1. The operating data for the three months ended March 31, 2000 and 2001, and the balance sheet data as of those dates are derived from our unaudited financial statements and notes thereto included elsewhere in this prospectus. The following selected financial data should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996
Operating Data:
Mortgage securities income	$8,020,622	$8,177,152	$33,390,494	$24,302,401	$8,240,535	$2,654,975	$3,011,347
Corporate debt securities income	467,355	240,374	1,335,974	674,747	164,738	—	—
Dividend income	250,843	204,031	928,310	331,233	—	—	—
Interest income on cash and cash equivalents	158,576	152,834	645,013	365,897	588,688	569,624	442,931
Income from other investments	2,954,182 [1]	148,220	3,670,199 [3]	3,012,688 [5]	726,883	606,582	504,611
Net gain (loss) on investments	(80,172)	—	456,398	54,994	414,951	—	—
General and administrative expenses	(1,167,373)[2]	(461,465)	(2,457,196)[4]	(2,672,333)[6]	(2,095,407)	(1,405,514)	(895,961)
Interest expense on borrowed funds	(6,535,736)	(6,966,395)	(30,103,076)	(18,465,529)	(4,619,500)	—	—
Minority interest	—	—	—	(4,218)	(3,353)	—	—

Net income	$4,068,297	$1,494,751	$7,866,116	$7,599,880	$3,417,535	$2,425,667	$3,062,928

Net income, basic, per share	$0.47	$0.17	$0.89	$0.84	$0.32	N/A	N/A
Net income, fully diluted, per share	$0.46	$0.17	$0.89	$0.84	$0.32	N/A	N/A
Net income, basic, per exchangeable unit	N/A	N/A	N/A	N/A	$0.08 [7]	$0.42	$0.52
Net income, fully diluted, per exchangeable unit	N/A	N/A	N/A	N/A	$0.08 [7]	$0.42	$0.52
Net income per passthrough certificate	N/A	N/A	N/A	N/A	N/A	N/A	$1,201.57
Dividends declared per common share or cash distributions paid or accrued per exchangeable unit	$0.165	$0.14	$0.5900	$0.6700	$1.0599	$1.0596	$1.0596

Cash distributions paid or accrued per passthrough certificate	N/A	N/A	N/A	N/A	N/A	—	2,428.25
	As of March 31,	As of December 31,
	2001	2000	1999	1998	1997	1996
Balance Sheet Data:
Investment in mortgage securities	$498,998,160	$470,575,671	$475,719,711	$241,895,462	$33,506,388	$37,322,028
Investment in corporate debt securities	15,742,926	15,665,727	8,020,026	4,673,127	—	—
Investment in corporate equity securities	9,936,566	9,010,538	3,130,823	1,153,800	—	—
Total assets — Company	562,672,342	522,490,312	524,384,473	264,668,902	1,000	—
Total assets — Predecessor	N/A	N/A	N/A	N/A	54,439,993	60,144,705
Repurchase agreements	482,148,607	448,583,432	452,101,803	190,250,084	—	—
Total stockholders' equity	75,790,300	69,911,496	67,614,613	70,932,757	1,000	—
Total partners' capital	N/A	N/A	N/A	N/A	46,252,826	49,702,829

1
Includes income of approximately $2,600,000 resulting from the sale of an undivided interest in the net assets of an assisted living center as described in Note 6 to our unaudited financial statements for the three months ended March 31, 2001 under "Financial Information."

2
Includes an incentive fee of approximately $511,000 earned by AFMAC in connection with the sale described in (1) above

3
Includes income of approximately $2,600,000 resulting from the sale of the underlying real estate of an unconsolidated real estate limited partnership as described in Note 6 to our audited financial statements for the year ended December 31, 2000 under "Financial Information."

4
Includes an incentive fee of approximately $519,000 earned by AFMAC in connection with the sale described in (3) above.

5
Includes income of approximately $2,163,000 resulting from the sale of undivided interests in the net assets of four assisted living centers as described in Note 6 to our audited financial statements for the year ended December 31, 2000 under "Financial Information."

6
Includes an incentive fee of approximately $433,000 earned by AFMAC in connection with the sale described in (5) above.

7
Included in 1998 income is net income of $486,466 relating to the operations for the period from January 1, 1998 through the merger on April 9, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

    We were incorporated in Maryland on July 24, 1997, and began operations on April 10, 1998. On April 10, 1998, we consummated a merger with three partnerships: America First Participating/Preferred Equity Mortgage Fund Limited Partnership ("PREP Fund 1"), America First Prep Fund 2 Limited Partnership ("PREP Fund 2"), America First Prep Fund 2 Pension Series Limited Partnership ("Pension Fund"), whereby their pre-existing net assets and operations or majority interest in the pre-existing partnership were contributed to us in exchange for 9,035,084 shares of our common stock. For financial accounting purposes, PREP Fund 1, the largest of the three partnerships, was considered to be our predecessor entity and its historical operating results are presented in our financial statements contained elsewhere in this prospectus. The merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles. PREP Fund 1 was deemed to be the acquirer of the other two partnerships under the purchase method. Accordingly, the merger resulted, for financial accounting purposes, in the effective purchase by PREP Fund 1 of all the Beneficial Unit Certificates ("BUCs") of PREP Fund 2 and approximately 99% of the BUCs of Pension Fund. Pension Fund was liquidated and dissolved during December, 1999. As the surviving entity for financial accounting purposes, the assets and liabilities of PREP Fund 1 were recorded by us at their historical cost and the assets and liabilities of PREP Fund 2 and Pension Fund were adjusted to fair value. The excess of the fair value of stock issued over the fair value of net assets acquired has been recorded as goodwill on our balance sheet.

    Our investment policy differs significantly from that pursued by the predecessor partnerships. We began implementing our investment strategy in the second quarter of 1998. During the period from the consummation of the merger through March 31, 2001, we purchased mortgage-backed securities with a face value at the time of purchase of approximately $735.3 million. Mortgage-backed securities with face values of approximately $98.0 million and $66.1 million were purchased during the year ended December 31, 2000 and the three months ended March 31, 2001, respectively.

    We have elected to become subject to tax as a real estate investment trust ("REIT") for federal income tax purposes beginning with our 1998 taxable year. As such, we anticipate distributing annually at least 90% of our taxable income, subject to certain adjustments. Generally, cash to pay our dividends is expected to be largely generated from our operations, although we may borrow funds to pay dividends. Since the merger, we have made dividend and distribution payments of $0.59, $0.67 and $0.795 per share for 2000, 1999 and 1998, respectively and $0.165 per share for the three months ended March 31, 2001. Such amounts include $1.06 per share distributed through the first year of operations (i.e. through the first quarter of 1999) which we committed to distribute to stockholders as part of the merger transaction. A portion of distributions received by stockholders in 1999 and 1998 consisted in part of a dividend and in part of a cash merger payment. We have not committed to distribute amounts in excess of taxable income beyond our first year of operations. For tax purposes, a portion of the dividend declared on December 14, 2000, and paid on January 30, 2001, will be treated as a 2001 tax event for stockholders. Similarly, for tax purposes, the dividend declared on December 16, 1999, and paid on February 18, 2000, was treated in its entirety as a 2000 tax event for stockholders.

    Our operations for any period may be affected by a number of factors including the investment assets held, general economic conditions affecting underlying borrowers and, most significantly, factors which affect the interest rate market. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control.

    The merger, other related transactions and on-going implementation of the change in our investment strategy will materially impact our future operations as compared to those of PREP Fund 1.

Accordingly, the currently reported financial information is not necessarily indicative of our future operating results or financial condition.

Liquidity and Capital Resources

    Our principal sources of capital consist of borrowings under repurchase agreements, principal payments received on our portfolio of mortgage-backed securities and cash provided by operations. Principal uses of cash include the acquisition of investment securities, the payment of operating expenses and the payment of dividends to our stockholders.

    During the year ended December 31, 2000, we acquired mortgage-backed securities, corporate debt securities and corporate equity securities for $121.0 million. Financing for these acquisitions was provided primarily through the utilization of repurchase agreements, supplemented by cash flow from operations of $9.0 million. We also received principal payments of $106 million on our mortgage-backed securities during 2000 and had proceeds of $6.6 million from the sale of mortgage-backed securities, corporate equity securities and corporate debt securities. In addition, we received proceeds of $2.6 million from the sale of the underlying real estate of an unconsolidated real estate limited partnership. Such proceeds were reinvested in the real estate limited partnership and utilized to acquire another multifamily apartment property. Other uses of funds in 2000 consisted of dividend payments of $5.3 million and $1.5 million for the acquisition of 283,621 shares of our common stock pursuant to a stock repurchase program as described below.

    During the three months ended March 31, 2001, we acquired $67.1 million of mortgage securities. Financing for these acquisitions was provided primarily through the utilization of repurchase agreements, supplemented by cash flow from operations of $2.6 million. Net borrowings under such repurchase agreements totaled $33.6 million during the three months ended March 31, 2001. We also received principal payments of $34.9 million on our mortgage securities and $5.5 million from the sale of mortgage securities during the three months ended March 31, 2001. Other uses of funds during the three months ended March 31, 2001 included $3.4 million primarily for the acquisition of an interest in a multifamily housing property and a $1.4 million dividend payment.

    Our borrowings under repurchase agreements totaled $482.1 million at March 31, 2001, and had a weighted average borrowing rate of 5.38% as of such date. At March 31, 2001, the repurchase agreements had balances of between $0.3 million and $51.7 million. These arrangements have original terms to maturity ranging from one month to twelve months and annual interest rates based on LIBOR. To date, we have not had any significant margin calls on our repurchase agreements that were related to a decrease in the value of our collateral.

    In connection with our 400,000 share repurchase program, we purchased and retired 293,621 shares during the year ended December 31, 2000, at an aggregate cost of $1,511,613. Since implementing the stock repurchase program during the fourth quarter of 1999, through December 31, 2000, we have purchased and retired 378,221 shares at an aggregate cost of $1,923,821. We have suspended operation of the share repurchase program at this time.

    We may raise additional equity dependent upon market conditions and other factors. In that regard, we expect to raise approximately $[  ] million of net proceeds through the issuance of common stock as described in this prospectus.

    We believe that we have adequate financial resources to meet our obligations as they come due and to fund dividends as well as to actively pursue our investment policy.

Results of Operations

  Three Month Period Ended March 31, 2001 Compared to 2000

    During the three months ended March 31, 2001, our total interest and dividend income increased $0.1 million (1.4%) as compared to our total interest and dividend income for the three months ended March 31, 2000. This increase is primarily the result of an increase in the annualized yield on our interest-earning assets to 6.81% for the three months ended March 31, 2001, up from 6.70% for the comparable period in 2000. Our average interest-earning assets for the three months ended March 31, 2001 approximated those of the same period in 2000.

    Our interest expense decreased $0.4 million (6.2%) for the three months ended March 31, 2001, compared to the comparable period in 2000. This decrease is due primarily to a decrease in our average interest cost from 5.95% to 5.62% for the three months ended March 31, 2000 and 2001, respectively. Our average outstanding borrowings for the three months ended March 31, 2001 approximated those of the same period in 2000.

    Our interest rate margin (calculated by dividing our annualized net interest and divided income by our average interest-earning assets) was 1.81% for the three months ended March 31, 2001, compared to 1.38% for the same period in 2000. As a result of the widening of this margin, our net interest and dividend income increased $0.6 million (31%) from $1.8 million to $2.4 million for the three months ended March 31, 2000 and 2001, respectively.

    Income from other investments increased $2.8 million for the three months ended March 31, 2001, compared to the same period in 2000. Included in this income for the three months ended March 31, 2001, is a gain of approximately $2.6 million that resulted from the sale by a non-consolidated subsidiary of its undivided interest in the net assets of an assisted living center. Excluding such gain, income from other investments increased $0.2 million due to higher income generated by our investments in unconsolidated real estate limited partnerships.

    We recognized a net loss of $80,172 on our investments during the three months ended March 31, 2001, resulting from a permanent impairment loss recognized on one of our investments in corporate equity securities. (See Note 5 to our unaudited financial statements for the three months ended March 31, 2001 under "Financial Information".) This loss was partially offset by a gain on the sale of commercial mortgage-backed securities. We recognized no such gains or losses during the comparable period in 2000.

    Our general and administrative expenses for the three months ended March 31, 2001, increased $0.7 million as compared to the three months ended March 31, 2000. The increase is attributable to a higher incentive compensation fee earned by AFMAC under their advisory agreement with us, of which $0.5 million resulted from the sale described in Note 6 to our unaudited financial statements for the three months ended March 31, 2001 under "Financial Information" and $0.2 million resulted from an increase in our income.

  Year Ended December 31, 2000, Compared to 1999

    During the year ended December 31, 2000, our total interest income increased $10.6 million (41%) compared to total interest income we earned in 1999. This increase is primarily attributable to a 33% growth in our average interest-earning assets from $382 million to $507 million for the years ended December 31, 1999 and 2000, respectively. Also contributing to the increase was a 6.4% growth in the yield on our interest earning assets from 6.72% per annum in 1999 to 7.15% per annum in 2000.

    Our interest expense increased $11.6 million (63%) for the year ended December 31, 2000 compared to 1999 due to a 40% increase in the average repurchase agreement balance from $321 million in 1999 to $450 million in 2000, as well as an increase in our average interest cost from

5.75% per annum in 1999 to 6.68% per annum in 2000. We had outstanding borrowings of $449 million at December 31, 2000 compared to $452 million at December 31, 1999.

    Our interest rate margin was 1.22% for the year ended December 31, 2000 compared to 1.89% for the year ended December 31, 1999. As a result of the narrowing of such margin, net interest and dividend income decreased $1.0 million (14%) from $7.2 million to $6.2 million for the years ended December 31, 1999 and 2000, respectively.

    Income from our other investments increased from $3.0 million to $3.7 million for the years ended December 31, 2000 and 1999, respectively. Included in such income for the year ended December 31, 2000 is a gain of approximately $2.6 million which resulted from the sale of the underlying real estate of an unconsolidated real estate limited partnership. Included in such income for the year ended December 31, 1999 is approximately $2.2 million attributable to a gain recognized by a non-consolidated subsidiary's sale of its undivided interests in the assets of four assisted living centers. Excluding such sales, income from our other investments increased $0.3 million due to higher income generated by our investments in unconsolidated real estate limited partnerships.

    During the year ended December 31, 2000, we realized a net gain of $0.5 million on the sale of investments compared to a net gain of $0.1 million during the year ended December 31, 1999. Such gains resulted from the sale of corporate debt and equity securities and the sale and/or payoff of several pools of fixed-rate mortgage-backed securities.

    Our general and administrative expenses decreased $0.2 million (8%) for the year ended December 31, 2000, compared to the same period of 1999. Approximately $0.1 million of such decrease is due to expenses incurred in 1999 by a consolidated subsidiary which was liquidated in December 1999. The remaining $0.1 million decrease is primarily attributable to net decreases in various general and administrative expenses, including various servicing fees, filing fees and printing costs.

  Year Ended December 31, 1999, Compared to 1998

    During the year ended December 31, 1999, our total interest income increased $16.7 million compared to total interest income earned by us and PREP Fund 1 in 1998. This increase is attributable to the growth in our interest-earning assets as a result of the implementation of our new investment strategy. In addition, the yield on our interest earning assets increased 11.3% from 6.04% per annum in 1998 to 6.72% per annum in 1999.

    Our interest expense increased $13.8 million for the year ended December 31, 1999 compared to 1998 primarily due to an increase in funds borrowed to finance our asset growth. We had outstanding borrowings of $452 million at December 31, 1999 compared to $190 million at December 31, 1998. Our interest cost averaged 5.75% per annum in 1999 compared to 4.86% per annum in 1998.

    Our interest rate margin was 1.89% for the year ended December 31, 1999 compared to 2.33% for the year ended December 31, 1998.

    Income from our other investments increased $2.3 million during the year ended December 31, 1999, compared to the year ended December 31, 1998. Approximately $2.2 million of such increase is attributable to the sale by a non-consolidated subsidiary of its undivided interests in the net assets of four assisted living centers. The remaining decrease of approximately $0.1 million is due to a reduction in the amount of income generated on our investments in real estate limited partnerships. During the year ended December 31, 1999, we realized a gain of $0.1 million on the sale of investments whereas we realized a gain of $0.4 million during the comparable period in 1998. The majority of the gain realized in 1998 was due to the payoff of a participating loan acquired by us in the connection with the merger.

    Our general and administrative expenses in 1999 increased $0.6 million as compared to those incurred by us and PREP Fund 1 in 1998. Approximately $0.4 million of this increase is attributable to non-recurring incentive compensation earned by AFMAC under its advisory agreement with us as a result of the sale by a non-consolidated subsidiary of its undivided interests in the net assets of four assisted-living centers. The remaining increase of approximately $0.2 million was due to: (i) an increase of $0.3 million in incentive compensation earned by AFMAC due to our improved financial results, and (ii) an increase of $0.2 million in base management fees earned by AFMAC primarily due to us operating a full year in 1999 compared to operating approximately nine months in 1998 offset by (iii) a decrease of $0.3 million in other general and administrative expenses primarily attributable to the difference in scope of our operations in 1999 compared to the scope of our operations and those of PREP Fund 1 in 1998.

Quantitative And Qualitative Disclosures About Market Risk

    We seek to manage the interest rate, market value, liquidity, prepayment and credit risks inherent in all financial institutions in a prudent manner designed to insure our longevity while, at the same time, seeking to provide an opportunity to stockholders to realize attractive total rates of return through ownership of our common stock. While we do not seek to avoid risk, we do seek, to the best of our ability, to assume risk that can be quantified from historical experience, to actively manage that risk, to earn sufficient compensation to justify the taking of those risks and to maintain capital levels consistent with the risks we undertake.

  Interest Rate Risk

    We primarily invest in adjustable-rate, hybrid and fixed-rate mortgage investments. Hybrid mortgages are adjustable-rate mortgages that have a fixed interest rate for an initial period of time (typically three years or greater) and then convert to a one-year adjustable-rate for the remaining loan term. Our debt obligations are generally repurchase agreements of limited duration which are periodically refinanced at new market rates.

    Most of our adjustable-rate assets are dependent on the one-year CMT rate and debt obligations are generally dependent on LIBOR. These indexes generally move in parallel, but there can be no assurance that this will continue to occur.

    Our adjustable-rate investment assets and debt obligations reset at various different dates for the specific asset or obligation. In general, the repricing of our debt obligations occurs more quickly than on our assets. Therefore, on average, our cost of funds may rise or fall more quickly than does our earnings rate on the assets. Further, our net income may vary somewhat as the yield curve between one-month interest rates and six and twelve month interest rates varies.

    As of March 31, 2001, our investment assets and debt obligations will prospectively reprice based on the following time frames:

	Assets		Debt Obligations
	Amount	Percent of Total Investments	Amount	Percent of Total Investments
Investment Type/Rate Reset Dates
Fixed-Rate Investments	$38.7	7%	$—	—
Adjustable Rate Investments/Obligations:
Less than 3 months	73.8	14%	376.2	78%
Greater than 3 months and less than 1 year	360.7	69%	105.9	22%
Greater than 1 year and less than 2 years	—	—	—	—
Greater than 2 years and less than 3 years	51.5	10%	—	—
Greater than 3 years and less than 4 years	—	—	—	—
Greater than 4 years and less than 5 years	—	—	—	—

	486.0	93%	482.1	100%

Total	$524.7	100%	$482.1	100%

Weighted average roll date of adjustable-rate investments/obligations	9 months		2.6 months

  Market Value Risk

    Substantially all of our mortgage-backed securities and equity securities are "available-for-sale" assets. As such, they are reflected at fair value (i.e. market value) with the adjustment to fair value reflected as part of accumulated other comprehensive income which is included in the equity section of our balance sheet. (See Note 2(c) to both our audited and unaudited financial statements under "Financial Information"). The market value of our assets can fluctuate due to changes in interest rates and other factors.

  Liquidity Risk

    Our primary liquidity risk arises from financing long-maturity mortgage-backed securities with short-term debt. The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. For example, at March 31, 2001, our adjustable-rate mortgage-backed securities had a weighted average term to next rate adjustment of nine months, while our borrowings had a weighted average term to next rate adjustment of 77 days. Accordingly, in a period of rising interest rates, our borrowing costs will usually increase faster than our interest earnings from mortgage-backed securities. As a result, we could experience a decrease in net income or a net loss during these periods. Our assets which are pledged to secure short-term borrowings are high-quality, liquid assets. As a result, we have not had difficulty rolling over our short-term debt as it matures. There can be no assurance that we will always be able to roll over our short-term debt. We had no long-term debt at March 31, 2001.

    At March 31, 2001, we had unrestricted cash of $14.9 million available to meet margin calls on short-term debt that could be caused by asset value declines or changes in lender collateralization requirements. Such unrestricted cash is approximately 3% of our short-term debt.

  Prepayment Risk

    When we acquire a mortgage-backed security, we anticipate that the underlying mortgages will be prepaid at a projected rate generating an expected yield. When homeowners prepay their mortgage loans more quickly than we expect, it results in prepayments that are faster than expected on the mortgage-backed securities. We often purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for this higher interest rate, we must pay a premium over par value to acquire these securities. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. As we receive repayments of mortgage principal, we amortize the premium balances as a reduction to our income. If the mortgage loans underlying a mortgage-backed security are prepaid at a faster rate than we anticipate, we will have to amortize the premium at a faster rate. This will reduce our income. At March 31, 2001, unamortized mortgage premium balances of adjustable-rate assets for financial accounting purposes was $7.6 million (1.4% of total assets).

    In general, we believe we will be able to reinvest prepayments at acceptable yields; however, no assurances can be given that, should significant prepayments occur, market conditions would be such that acceptable investments could be identified and the proceeds reinvested.

  Tabular Presentation

    The information presented in the table below projects the impact of changes in interest rates on our 2001 projected net income and net assets as more fully discussed below based on investments in place on March 31, 2001, and includes all our interest-rate sensitive assets and liabilities. We acquire interest-rate sensitive assets and fund them with interest-rate sensitive liabilities. We generally plan to retain such assets and the associated interest rate risk to maturity.

    The table below includes information about the possible future repayments and interest rates of our assets and liabilities and constitutes a "forward-looking statement." There are many assumptions used to generate this information and there can be no assurance that assumed events will occur as assumed or that other events will occur that would affect the outcomes. Furthermore, future sales, acquisitions, calls, and restructuring could materially change our interest rate risk profile. The table quantifies the potential changes in our net income should interest rates go up or down (shocked) by 100 and 200 basis points, assuming the yield curves of the rate shocks will be parallel to each other. Cash flows associated with our adjustable rate securities for each rate shock are calculated based on a variety of assumptions, including prepayment vectors, repurchase rates, repurchase haircuts, yield on reinvestment of prepayment, and growth in the portfolio.

    When interest rates are shocked, these prepayment assumptions are further adjusted based on management's best estimate of the effects of changes on interest rates or prepayment speeds. For example, under current market conditions, a 100 basis point decline in interest rates is estimated to result in a 28.57% increase in the prepayment rate of our adjustable-rate mortgage-backed securities. The base interest rate scenario assumes interest rates at March 31, 2001. Actual results could differ significantly from those estimated in the table.

    As of March 31, 2001, all of our interest-rate sensitive liabilities were scheduled to mature in 2001.

Change in Interest Rates	Percentage Change in Net Income	Percentage Change in Net Assets
-2%	+59.6%	+3.6%
-1%	+26.2%	+1.7%
0	0.0	0.0
1%	-9.3%	-0.6%
2%	-19.0%	-1.2%

DESCRIPTION OF SECURITIES

General

    Our articles of incorporation provide that we may issue up to 500 million shares of capital stock, all with a par value of $0.01 per share. Initially, 375 million of these authorized shares have been classified as common stock and 125 million shares have been classified as excess stock. There are currently, 8,694,164 shares of common stock and no shares of excess stock outstanding. We have reserved 1.0 million shares of common stock for issuance under our 1997 Stock Option Plan. We have adopted an amendment to this plan that would increase the total number of options for shares available for issuance to 1,400,000, subject to approval by our stockholders at our next annual meeting.

    Our board of directors is authorized (i) to classify and reclassify any unissued shares of any series of capital stock; (ii) to provide for the issuance of shares in other classes or series, including preferred stock in one or more series; (iii) to establish the number of shares in each class or series; and (iv) to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the class or series.

Common Stock

    Except as described below, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Stockholders do not have cumulative voting rights for the election of directors. Subject to the provisions of law and any preferential rights with respect to any outstanding capital stock, holders of common stock are entitled to receive ratably such dividends or other distributions as may be declared by the board of directors out of funds legally available for this purpose. If we are liquidated or dissolved, subject to the right of any holders of the capital stock to receive preferential distributions, each outstanding share of common stock (and excess stock arising from common stock) will be entitled to participate ratably in the net assets remaining after payment of, or adequate provision for, all of our known debts and liabilities. Holders of shares of common stock will have no conversion, sinking fund, redemption or preemptive rights to subscribe for any other securities that we may issue in the future.

Additional Classes of Stock

    We may issue additional classes of stock, including preferred stock, from time to time, in one or more series, as authorized by our board of directors. Before issuing shares of any new series of stock, our board of directors, or a committee thereof, are required to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to the dividends or other distributions, qualifications and terms or conditions of redemption of the stock.

    Our board of directors could authorize the issuance of capital stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then market price of the common stock. No preferred stock is currently outstanding and we have no present plans to issue any preferred stock.

Restrictions On Transfer

    In order for us to qualify as a REIT, our common stock must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares of our common stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain exempt entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year (other than during its first taxable year).

    Our articles of incorporation provide that, subject to certain exceptions, no stockholder or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the number or value of the outstanding shares of our capital stock (the "Ownership Limit"). The board of directors may waive the Ownership Limit if it is presented with evidence satisfactory to it that the waiver will not jeopardize our status as a REIT. As a condition to any such waiver, the board of directors may require opinions of counsel satisfactory to it and must receive an undertaking from the applicant with respect to preserving our REIT status. The Ownership Limit will not apply if the board of directors and the stockholders determine that it is no longer in our best interests to continue to qualify as a REIT.

    If shares of common stock and/or preferred stock in excess of the Ownership Limit, or shares which would cause us to be beneficially owned by fewer than 100 persons or cause us to become "closely held" under Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer shall be void and the intended transferee will acquire no rights to the common stock and/or preferred stock. Shares issued or transferred that would cause any stockholder (a "Prohibited Owner") to own more than the Ownership Limit or cause us to become "closely held" under Section 856(h) of the Code will constitute shares of excess stock. All excess stock will be transferred, without action by the Prohibited Owner, to a trust for the exclusive benefit of one or more charitable beneficiaries that we select, and the Prohibited Owner will not acquire any rights in the shares. Such automatic transfer shall be deemed to be effective as of the close of business on the day prior to the date of the transfer causing a violation. The trustee of the trust shall be appointed by us and must be independent of us and the Prohibited Owner. The Prohibited Owner shall have no right to receive dividends or other distributions with respect to, or be entitled to vote, any excess stock held in the trust. Any dividend or other distribution paid prior to the discovery by us that excess stock has been transferred to the trust must be paid by the recipient of the dividend or distribution to the trustee upon demand for the benefit of the charitable beneficiary, and any dividend or other distribution authorized but unpaid shall be paid when due to the trust. The trust shall have all dividend and voting rights with respect to the shares of excess stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or distribution so paid to the trust shall be held in trust for the charitable beneficiary.

    Within 20 days of our receipt of notice that excess stock has been transferred to the trust, the trustee will sell the excess stock held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our articles of incorporation. Upon such sale, any interest of the charitable beneficiary in the excess stock sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the excess stock or, if the Prohibited Owner did not give value for the excess stock in connection with the event causing the excess stock to be held in the trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our articles of incorporation) of the excess stock on the day of the event causing the excess stock to be held in the trust and (ii) the price per share received by the Trustee from the sale or other disposition of the excess stock held in the trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the charitable beneficiary. If, prior to our discovery that excess stock has been transferred to the trust, the excess stock is sold by a Prohibited Owner, then (i) the excess stock shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the Prohibited Owner received an amount for the excess stock that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, the excess shall be paid to the Trustee upon demand.

    The Ownership Limit provision will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration is increased. Any change in the Ownership Limit would require an amendment to our articles of incorporation. Such an amendment will require the affirmative vote of holders owning a majority of the outstanding common stock and any other class of capital stock with such voting rights. In addition to preserving our status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the board of directors.

    All certificates representing shares of common stock will refer to the restrictions described above.

    All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the number or value of our outstanding shares (or 1% if there are more than 200 but fewer than 2,000 stockholders or 0.5% if there are less than 200 stockholders) must file a written statement with us containing the information specified in the articles of incorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our board of directors deems necessary to determine our status as a REIT and to ensure compliance with the Ownership Limit.

Classification of Board, Vacancies and Removal of Directors

    Our articles of incorporation provide that the board of directors is divided into three classes. Directors of each class serve for terms of three years each, with the terms of each class beginning in different years. We currently have seven directors. The number of directors in each class and the expiration of the current term of each class term is as follows:

Class I	2 Directors	Expires 2002
Class II	2 Directors	Expires 2003
Class III	3 Directors	Expires 2001

    At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

    Our articles of incorporation provide that any vacancy on our board may be filled by a majority of stockholders or a majority of the remaining directors. Any individual elected director by the stockholders will hold office for the remainder of the term of the director he or she is replacing. Any individual elected by the remaining directors will hold office until the next annual meeting of stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining. Our articles of incorporation provide that a director may be removed at any time only for cause upon the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by the removal with their own nominees.

Indemnification

    Our articles of incorporation obligate us to indemnify our directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

    The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our articles of incorporation provide for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

    The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless the board approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for these transactions after the end of the five-year period. This means that the transaction must be approved by at least:

  •
  80% of the votes entitled to be cast by holders of outstanding voting shares; and

  •
  66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

    The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating these offers, even if our acquisition would be in our stockholders' best interests.

Maryland Control Share Acquisition Act

    Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquiror previously acquired, would entitle the acquiror to exercise at least 10% of the voting power in electing directors. Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel the board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. If that person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

    If voting rights are not approved at a meeting of stockholders then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

  •
  the last control share acquisition; or

  •
  any meeting where stockholders considered and did not approve voting rights of the control shares.

    If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to redeem your stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

    The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

    The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Transfer Agent and Registrar

    ChaseMellon Shareholder Services, L.L.C., 450 West 33rd Street, 15th Floor, New York, New York 10001, is the transfer agent and registrar for our stock. Its telephone number is (800) 851-9677.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion summarizes federal income tax considerations that are important to us and our stockholders. This discussion is based on existing federal income tax law, consisting of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations thereunder, and judicial and administrative interpretations thereof, which is subject to change. This discussion does not address all aspects of federal income taxation that may be relevant to you in light of your personal investment circumstances or to certain types of investors subject to special treatment under the federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the extent discussed below, tax-exempt entities, partnerships or other pass-through entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that you will hold your common stock as a "capital asset" (generally, property held for investment) under the Code. You are advised to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our common stock, including the application and effect of federal, state, local and foreign income and other tax laws.

General

    We have elected to be treated as a REIT for federal income tax purposes. We currently expect to continue to operate in a manner that will permit us to maintain our qualification as a REIT. This treatment permits us to deduct dividend distributions to our stockholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders. There can be no assurance that we will continue to qualify as a REIT in any particular taxable year, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular year, we would be subject to federal income tax as a regular, domestic corporation, and our stockholders would be subject to federal income tax in the same manner as stockholders of such a corporation. In this event, we could be subject to potentially substantial federal income tax liability in respect of each taxable year that we fail to qualify as a REIT, and the amount of cash available for distribution to our stockholders could be significantly reduced or eliminated. The following is a brief summary of certain technical requirements that we must meet on an ongoing basis in order to qualify, and to remain qualified, as a REIT under the Code.

Stock Ownership Tests

    Our capital stock must be held by at least 100 persons (the "100 Shareholder Rule"), and no more than 50% of the value of the capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year (the "5/50 Rule"). For purposes of the 100 Shareholder Rule only, most tax-exempt entities, including employee benefit trusts and charitable trusts (but excluding trusts described in Section 401(a) and exempt under Section 501(a) of the Code), are generally treated as individuals for these purposes. These stock ownership requirements must be satisfied in each taxable year. We are required to solicit information from certain of our shareholders to verify ownership levels, and our articles of incorporation provide restrictions regarding the transfer of our shares in order to aid in meeting the stock ownership requirements. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status, unless, in the case of the 5/50 Rule requirement, the "good faith" exemption was available.

Asset Tests

    We must generally meet the following asset tests (the "REIT Asset Tests") at the close of each quarter of each taxable year: (a) at least 75% of the value of our total assets must consist of "Qualified REIT Real Estate Assets," government securities, cash and cash items (the "75% Asset Test"); (b) not more than 25% of the value of our total assets may be represented by securities not described in (a); (c) not more than 5% of the value of our total assets may be represented by securities of any one issuer, except with respect to a "taxable REIT subsidiary"; (d) we may not hold securities having more than 10% of the total value or vote of the outstanding securities of any one issuer, except with respect to a taxable REIT subsidiary; and (e) in the case we hold securities of any taxable REIT subsidiaries, not more than 20% of the value of our total assets may be represented by one or more such taxable REIT subsidiaries.

    We do not expect that the value of securities of any one issuer not qualifying as Qualified REIT Real Estate Assets would ever exceed 5% of our total assets. We do not expect to own more than 10% of any one issuer's voting securities or more than 10% of the value of any issuer's securities, except for one corporation for which we expect to elect to be treated as a taxable REIT subsidiary. We intend to monitor closely the purchase, holding and disposition of our assets in order to comply with the REIT Asset Tests. In particular, we intend to limit and to diversify our ownership of any assets not qualifying as Qualified REIT Real Estate Assets to less than 25% of the value of our assets and to less than 5%, by value or vote, of any single issuer. If these limits are exceeded, we intend to take appropriate measures, including the disposition of nonqualifying assets, to avoid failing any of the REIT Assets Tests. For purposes of this discussion, Qualified REIT Real Estate Assets include interests in real property, mortgages secured by interests in real property and certain other assets.

Gross Income Tests

    We must generally meet the following gross income tests (the "REIT Gross Income Tests") for each taxable year: (a) at least 75% of our gross income (excluding gross income from prohibited transactions) must be derived from certain specified real estate sources, including rental income, interest on obligations secured by mortgages on real property or on interests in real property and gain from the disposition of Qualified REIT Real Estate Assets or "qualified temporary investment income" (i.e., income derived from "new capital" within one year of the receipt of the capital) (the "75% Gross Income Test"); and (b) at least 95% of our gross income for each taxable year must be derived from sources of income qualifying for the 75% Gross Income Test, and certain other types of income, including dividends, interest and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire Qualified REIT Real Estate Assets) not held for sale in the ordinary course of business (the "95% Gross Income Test").

    We intend to maintain our REIT status by carefully monitoring our income, including income from liability hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In particular, we will treat income generated by our interest rate caps and other liability hedging instruments, if any, as nonqualifying income for purposes of the 95% Gross Income Tests unless we receive advice from counsel that the income constitutes qualifying income for purposes of this test. Under certain circumstances, for example, (i) the sale of a substantial amount of mortgage assets to repay borrowings in the event that other credit is unavailable or (ii) unanticipated decrease in our qualifying income which may result in the nonqualifying income exceeding 5% of gross income, we may be unable to comply with certain of the REIT Gross Income Tests. See "Taxation of the Company" below for a discussion of the tax consequences of failure to comply with the REIT provisions of the Code. For purposes of these gross income tests and the asset tests described above, a REIT is deemed to own a share of the income and assets of any partnership of which it is a member. In addition, for purposes of such tests, a REIT is deemed to directly own the income and assets of any qualified REIT subsidiary.

Distribution Requirement

    We must generally distribute to our stockholders an amount equal to at least 90% of our REIT taxable income before deductions of dividends paid and excluding net capital gain. For purposes of this provision, we will be required to demonstrate that our dividend payments are not preferential.

Taxation of the Company

    In any year in which we qualify as a REIT, we will generally not be subject to federal income tax on that portion of our REIT taxable income or capital gain which is distributed to our stockholders and qualifies for a dividend paid deduction under the Code. We will, however, be subject to federal income tax at normal corporate income tax rates upon any undistributed REIT taxable income or capital gain. Notwithstanding our qualification as a REIT, we may also be subject to tax in certain other circumstances. For example, if we fail to satisfy either the 75% or the 95% Gross Income Test, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will generally be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% Gross Income Test multiplied by REIT taxable income and divided by gross income. We will also be subject to a tax of 100% on net income derived from any "prohibited transaction." Prohibited transaction means a sale or other disposition of property not held for investment and which is not foreclosure property. If we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to federal income tax on the income at the highest corporate income tax rate. In addition, if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for that year, (ii) 90% of our REIT capital gain net income for that year and (iii) any undistributed amount of ordinary and capital gains net income from the preceding taxable year, we would be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year. We may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated. If we fail to qualify as a REIT in any taxable year, and certain relief provisions of the Code do not apply, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which we fail to qualify as a REIT would not be deductible by us, nor would they generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, we would also be disqualified from reelecting REIT status for the four taxable years following the taxable year in which we become disqualified.

Taxation of Taxable U.S. Stockholders

    When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

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  a citizen or resident of the United States;

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  a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

  Distributions Generally

    Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

    To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. If we declare a dividend in October, November, or December of any calendar year which is payable to stockholders of record on a specified date in such a month and actually pay the dividend during January of the following calendar year, the dividend is deemed to be paid by us and received by the stockholder on December 31 of the previous year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

  Capital Gain Distributions

    Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

  Retention of Net Capital Gains

    We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

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  include their proportionate share of our undistributed net capital gains in their taxable income;

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  receive a credit for their proportionate share of the tax paid by us in respect of our net capital gain; and

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  increase the adjusted basis of their stock by the difference between the amount of their share of our net capital gain and their share of the tax paid by us.

  Passive Activity Losses and Investment Interest Limitations

    Distributions we make and gains arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gains relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Stock

    If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize a gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash or the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

  Information Reporting and Backup Withholding

      We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifying as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. A U.S. stockholder can meet this requirement by providing us with a properly completed and executed copy of Internal Revenue Service Form W-9 or a substantially similar form. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

  Taxation of Tax-Exempt Stockholders

      The Internal Revenue Service has ruled that amounts distributed as a dividend by a REIT will be treated as a dividend by the recipient and excluded from the calculation of unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property includes property, the acquisition or holding of which is financed through a borrowing by the tax-exempt U.S. stockholder.

      For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business tax income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. Any prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

      Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

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  is described in Section 401(a) of the Code; and

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  holds more than 10%, by value, of the interests in the REIT.

    Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

      A REIT is a "pension-held REIT" if

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  it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust shall be treated, for purposes of the 100 Shareholder Rule, described above, as owned by the beneficiaries of the trust, rather than by the trust itself; and

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  either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

      The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

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  the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

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  the total gross income of the REIT.

    A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in the charter, we do not expect to be classified as a "pension-held REIT."

Taxation of Non-U.S. Stockholders

    The rules governing federal income taxation of "non-U.S. stockholders" are complex and no attempt will be made herein to provide more than a summary of such rules. As used herein, "non-U.S. stockholders" means beneficial owners of shares of our stock that are not U.S. stockholders.

    PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

    Distributions to non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation). We expect to withhold tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-U.S. stockholder with us or (ii) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

    Any portion of the dividends paid to non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30%

withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-U.S. stockholders under most treaties.

    Distributions in excess of our current and accumulated earnings and profits will not be taxable to non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder's stock, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution may be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current accumulated earnings and profits if our stock is not a U.S. real property interest because we are a "domestically controlled REIT" as discussed below. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

    For any year in which we qualify as a REIT, distributions that are attributable to gain from sale exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans or mortgage backed securities, will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the non-U.S. stockholder's FIRPTA tax liability.

    Gain recognized by a non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. stockholders. Because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." Alternatively, a non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of its stock under FIRPTA if the shares are traded on an established securities market.

    Gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if (i) the non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 20% or 25% tax on the individual's capital gains. If the gains from the sale of the stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

State, Local and Foreign Taxation

    We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

Possible Legislative or Other Actions Affecting REITs

    The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

UNDERWRITING

    Friedman, Billings, Ramsey & Co., Inc. and Tucker Anthony Sutro Capital Markets are acting as representatives of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
Tucker Anthony Sutro Capital Markets

Total	7,500,000

    The following table shows the per share and total underwriting discount we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,125,000 additional shares of our common stock to cover over-allotments.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

    Each of our officers and directors has agreed with the representatives, for a period of 120 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by them, without the prior written consent of the representatives. However, the representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

    The underwriters propose to offer our common stock directly to the public at $      per share and to certain dealers at this price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $      per share to certain dealers.

    We expect to incur expenses of approximately $            in connection with this offering.

    We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 1,125,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares covered by the option.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

    In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 7,500,000 shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

    The representatives or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

EXPERTS

    The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of the firm as experts in auditing and accounting.

LEGAL OPINIONS

    The validity of the common stock offered by this prospectus has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska. In addition, the description of federal income tax consequences in "Certain Federal Income Tax Considerations" is based on the opinion of Kutak Rock LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our Commission filings are also available to the public from the Commission's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    We maintain a site on the World Wide Web at www.mfa-reit.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

    We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by Commission rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed our annual report on Form 10-K for the year ended December 31, 2000 and our quarterly report on Form 10-Q for the three months ended March 31, 2001 with the Commission (File No. 1-13991), and those documents are incorporated herein by reference.

    Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

    You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to those documents which are not specifically incorporated by reference herein) without charge by writing or calling Mr. William S. Gorin, at America First Mortgage Investments, Inc., 399 Park Avenue, 36th Floor, New York, New York, 10022, telephone number (212) 935-8760.

FINANCIAL INFORMATION

Index to Financial Statements

Page
Unaudited Financial Statements:
Balance Sheets of the Company as of March 31, 2001 and December 31, 2000	F-2
Statements of Income of the Company for the three months ended March 31, 2001 and 2000	F-3
Statements of Stockholders' Equity of the Company for the three months ended March 31, 2001	F-4
Statements of Cash Flows of the Company for the three months ended March 31, 2001 and 2000	F-5
Notes to Unaudited Financial Statements of the Company	F-6
Audited Financial Statements:
Report of Independent Accountants	F-16
Consolidated Balance Sheets of the Company as of December 31, 2000, and December 31, 1999	F-17

Consolidated Statements of Income of the Company for the years ended December 31, 2000 and 1999 and for the period from April 10, 1998 through December 31, 1998, and Combined Statements of Income of the Predecessor from January 1, 1998 through April 9, 1998	F-18

Consolidated Statements of Stockholders' Equity of the Company for the years ended December 31, 2000, 1999 and 1998, and Combined Statements of Partners' Capital of the Predecessor from January 1, 1998 through April 9, 1998	F-19-20

Consolidated Statements of Cash Flows of the Company for the years ended December 31, 2000 and 1999, and for the period from April 10, 1998 through December 31, 1998, and Combined Statements of Cash Flows of the Predecessor from January 1, 1998 through April 9, 1998	F-21
Notes to Consolidated and Combined Financial Statements of Company and the Predecessor	F-23

    Financial statements of one 95%-owned company, three real estate limited partnerships in which the Company owns 99% limited partnership interests and one real estate limited partnership in which the Company owns 50% limited partnership interests have been omitted because the Company's proportionate share of the income from continuing operations before income taxes is less than 20% of the respective consolidated amount, and the investment in, and advances to, each entity is less than 20% of consolidated total assets.

F–1

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
BALANCE SHEETS

	As of March 31, 2001 (Unaudited)	As of December 31, 2000
Assets
Investment in mortgage securities (Note 3)	$498,998,160	$470,575,671
Investment in corporate debt securities (Note 4)	15,742,926	15,665,727
Investment in corporate equity securities (Note 5)	9,936,566	9,010,538
Cash and cash equivalents
Unrestricted	14,899,522	8,400,539
Restricted	1,207,428	498,875
Accrued interest and dividends receivable	3,845,071	3,433,256
Other investments (Note 6)	9,932,146	6,540,570
Goodwill, net	7,338,322	7,388,247
Other assets	772,201	976,889

	$562,672,342	$522,490,312

Liabilities
Repurchase agreements (Note 7)	$482,148,607	$448,583,432
Accrued interest payable	2,133,455	2,038,887
Accounts payable	1,082,118	550,209
Dividends payable	1,517,862	1,406,288

	486,882,042	452,578,816

Stockholders' Equity
Common stock, $.01 par value; 375,000,000 shares authorized, 8,694,164 and 8,692,825 issued and outstanding in 2001 and 2000, respectively	86,941	86,928
Additional paid-in capital	74,381,228	74,362,801
Retained earnings (accumulated deficit)	2,111,176	(440,084)
Accumulated other comprehensive income	(789,045)	(4,098,149)

	75,790,300	69,911,496

	$562,672,342	$522,490,312

The accompanying notes are an integral part of the financial statements.

F–2

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
STATEMENTS OF INCOME
(UNAUDITED)

	For the Three Months Ended March 31, 2001	For the Three Months Ended March 31, 2000
Mortgage securities income	$8,020,622	$8,177,152
Corporate debt securities income	467,355	240,374
Dividend income	250,843	204,031
Interest income on cash and cash equivalents	158,576	152,834

Total interest and dividend income	8,897,396	8,774,391
Interest expense on borrowed funds	6,535,736	6,966,395

Net interest and dividend income	2,361,660	1,807,996

Income from other investments	2,954,182	148,220
Net loss on investments	(80,172)	—

	2,874,010	148,220

General and administrative expenses	1,167,373	461,465

Net income	$4,068,297	$1,494,751

Net income, basic, per share	$0.47	$0.17

Net income, fully diluted, per share	$0.46	$0.17

Weighted average number of shares outstanding, basic	8,692,840	9,003,083
Weighted average number of shares outstanding, fully diluted	8,757,435	9,010,290

The accompanying notes are an integral part of the financial statements.

F–3

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2001
(UNAUDITED)

	Stockholders' Equity
	Common Stock				Accumulated Other Comprehensive Income
			Paid-in Capital	Retained Earnings
	# of Shares	Amount				Total
Balance at December 31, 2000	8,692,825	$86,928	$74,362,801	$(440,084)	$(4,098,149)	$69,911,496
Comprehensive income:
Net income	—	—	—	4,068,297	—	4,068,297
Net unrealized holding gains arising during the period	—	—	—	—	3,309,104	3,309,104

Comprehensive income	—	—	—	4,068,297	3,309,104	7,377,401
Dividends declared	—	—	—	(1,517,037)	—	(1,517,037)
Stock options revaluation adjustment	—	—	8,437	—	—	8,437
Issuance of common stock	1,339	13	9,990	—	—	10,003

Balance at March 31, 2001	8,694,164	$86,941	$74,381,228	$2,111,176	$(789,045)	$75,790,300

The accompanying notes are an integral part of the financial statements.

F–4

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended March 31, 2001	For the Three Months Ended March 31, 2000
Cash flows from operating activities
Net income	$4,068,297	$1,494,751
Adjustments to reconcile net income to net cash from operating activities:
Net loss on investments	80,172	—
Amortization of premium	461,303	352,312
Amortization of goodwill	49,925	49,926
Other amortization	342,394	—
Changes in assets and liabilities:
Increase in interest and dividends receivable	(411,815)	(617,354)
(Increase) decrease in other assets	(118,441)	97,926
Increase (decrease) in accounts payable	531,909	(100,019)
Increase (decrease) in accrued interest payable	94,568	(1,886,824)

Net cash provided by (used in) operating activities	5,098,312	(609,282)

Cash flows from investing activities
Principal payments on mortgage securities	34,865,556	21,497,100
Proceeds from sale of mortgage securities	5,543,828	—
Purchases of mortgage securities	(67,067,471)	(59,419,766)
Purchases of corporate debt securities	—	(978,750)
Purchases of corporate equity securities	—	(4,639,591)
Increase in other investments	(3,391,576)	(123,260)

Net cash used in investing activities	(30,049,663)	(43,664,267)

Cash flows from financing activities
Net borrowings from repurchase agreements	33,565,175	32,491,450
(Increase) decrease in restricted cash	(708,553)	3,118,270
Stock purchased for retirement	—	(392,170)
Dividends paid	(1,406,288)	(1,293,410)

Net cash provided by financing activities	31,450,334	33,924,140

Net increase (decrease) in unrestricted cash and cash equivalents	6,498,983	(10,349,409)
Unrestricted cash and cash equivalents at beginning of period	8,400,539	19,895,833

Unrestricted cash and cash equivalents at end of period	$14,899,522	$9,546,424

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$6,441,168	$8,853,219

During the quarter ended March 31, 2001, the Company issued 1,339 shares of common stock with a value of $10,003 to a non-employee director. The accompanying notes are an integral part of the consolidated financial statements.

F–5

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2001

(UNAUDITED)

1.  Organization

    America First Mortgage Investments, Inc. (the Company) was incorporated in Maryland on July 24, 1997. The Company began operations on April 10, 1998 when it merged with three partnerships: America First Participating/Preferred Equity Mortgage Fund Limited Partnership (Prep Fund 1), America First Prep Fund 2 Limited Partnership (Prep Fund 2) and America First Prep Fund 2 Pension Series Limited Partnership (Pension Fund).

    The Company has entered into an advisory agreement with America First Mortgage Advisory Company (the Advisor) which provides advisory services in connection with the conduct of the Company's business activities.

2.  Summary of Significant Accounting Policies

  A)
  Basis of Presentation

    The accompanying interim unaudited financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted according to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. The financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. In the opinion of management, all normal and recurring adjustments necessary to present fairly the financial position at March 31, 2001 and results of operations for all periods presented have been made. The results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year.

    As more fully discussed in Note 6, the Company has an investment in a corporation and investments in four real estate limited partnerships, none of which are controlled by the Company. These investments are accounted for under the equity method.

    The financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  B)
  Cash and Cash Equivalents

    Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. The carrying amount of cash equivalents approximates their fair value.

F–6

    Restricted cash represents amounts held with certain lending institutions with which the Company has repurchase agreements. Such amounts may be used to make principal and interest payments on the related repurchase agreements.

  C)
  Mortgage Securities, Corporate Debt Securities and Corporate Equity Securities

    Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), requires the Company to classify its investments in mortgage securities, corporate debt securities and corporate equity securities (collectively referred to as investment securities) as either held-to-maturity, available-for-sale or trading.

    Although the Company generally intends to hold most of its mortgage securities until maturity, it may, from time to time, sell any of its mortgage securities as part of its overall management of its business. In order to be prepared to respond to potential future opportunities in the market, to sell mortgage securities in order to optimize the portfolio's total return and to retain its ability to respond to economic conditions that require the Company to sell assets in order to maintain an appropriate level of liquidity, the Company has classified all its mortgage securities as available-for-sale. Likewise, the Company has classified all its corporate equity securities as available-for-sale. Mortgage securities and corporate equity securities classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Corporate debt securities are classified as held-to-maturity and are carried at amortized cost.

    Unrealized losses on investment securities that are considered other-than-temporary, as measured by the amount of decline in fair value attributable to factors other than temporary, are recognized in income and the cost basis of the investment security is adjusted. Other-than-temporary unrealized losses are based on management's assessment of various factors affecting the expected cash flow from the investment securities, including an other-than-temporary deterioration of the credit quality of the underlying mortgages and/or the credit protection available to the related mortgage pool.

    Gains or losses on the sale of investment securities are based on the specific identification method.

    Interest income is accrued based on the outstanding principal amount of the investment securities and their contractual terms. Premiums and discounts associated with the purchase of the investment securities are amortized into interest income over the lives of the securities using the effective yield method. Such calculations are adjusted for actual prepayment activity.

    Dividend income is recognized based on the ex-dividend date.

  D)
  Credit Risk

    The Company limits its exposure to credit losses on its investment portfolio by requiring that at least 50% of its investment portfolio consist of adjustable rate mortgage securities that are insured or guaranteed as to principal and interest by an agency of the U.S. government, such as the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), or the Federal Home Loan Mortgage Corporation (FHLMC). The remainder of the Company's assets may be either: (i) investments in multifamily apartment properties; (ii) investments in limited partnerships, real estate investment trusts or closed-end funds owning a portfolio of mortgage assets; (iii) other fixed-

F–7

income instruments (corporate debt or equity securities or mortgage backed securities) that provide increased call protection relative to the Company's mortgage assets. Corporate debt that is rated below investment-grade will be limited to less than 5% of the Company's total assets. As of March 31, 2001, and December 31, 2000, approximately 77% and 75%, respectively, of the Company's total assets consisted of adjustable rate mortgage securities insured or guaranteed by the U.S. government or an agency thereof. At March 31, 2001, management determined no allowance for credit losses was necessary.

  E)
  Other Investments

    Other investments consist of certain non-consolidated investments accounted for under the equity method, including: (i) non-voting preferred stock of a corporation owning interests in real estate limited partnerships, and (ii) investments in limited partnerships owning real estate.

  F)
  Net income per Share

    Net income per share is based on the weighted average number of common shares and common equivalent shares (e.g., stock options), if dilutive, outstanding during the period. Basic net income per share is computed by dividing net income available to shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the diluted net income available to common shareholders by the weighted average number of common shares and common equivalent shares outstanding during the period. The common equivalent shares are calculated using the treasury stock method which assumes that all dilutive common stock equivalents are exercised and the funds generated by the exercise are used to buy back outstanding common stock at the average market price during the reported period.

    As more fully discussed in Note 8, options to purchase 520,000 and 300,000 shares of common stock were granted on April 6, 1998, and August 13, 1999, respectively. During the quarters ended March 31, 2001 and 2000, the average price of the Company's stock was greater than the exercise price of the options granted on August 13, 1999. As such, exercise of such options under the treasury stock method is dilutive. Accordingly, these dilutive securities were considered in fully diluted earnings per share. With regard to the options granted on April 6, 1998, the exercise price was greater than the average stock price during the quarters ended March 31, 2001, and March 31, 2000; therefore, exercise of such options under the treasury stock method would be anti-dilutive. Accordingly, these potentially dilutive securities were not considered in fully diluted earnings per share.

F–8

    The following table sets forth the reconciliation of the weighted average shares outstanding for the calculation of basic earnings per share to the weighted average shares outstanding for the calculation of fully diluted earnings per share for each period presented:

	For the Three Months Ended March 31, 2001	For the Three Months Ended March 31, 2000
Weighted average shares outstanding for basic earnings per share	8,692,840	9,003,083
Add effect of assumed shares issued under treasury stock method for stock options	64,595	7,207

Weighted average shares outstanding for diluted earnings per share	8,757,435	9,010,290

  G)
  Comprehensive Income

    Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the Company to display and report comprehensive income, which includes all changes in Stockholders' Equity with the exception of additional investments by or dividends to shareholders. Comprehensive income for the Company includes net income and the change in net unrealized holding gains (losses) on investments. Comprehensive income for the three months ended March 31, 2001, and March 31, 2000 was as follows:

	For the Three Months Ended March 31, 2001 (Unaudited)	For the Three Months Ended March 31, 2000 (Unaudited)
Net income	$4,068,297	$1,494,751
Change in net unrealized holding gains (losses)	3,309,104	(2,515,588)

Comprehensive income	$7,377,401	$(1,020,837)

  H)
  Federal Income Taxes

    The Company has elected to be taxed as a real estate investment trust (REIT) under the provisions of the Internal Revenue Code and the corresponding provisions of state law. As such, no provision for income taxes has been made in the accompanying consolidated financial statements.

  I)
  New Accounting Pronouncement

    In June, 1998, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). Certain provisions of FAS 133 were amended by Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (FAS 138) in June, 2000. These statements provide new accounting and reporting standards for the use of derivative instruments. Adoption of these statements is required by the Company effective January 1, 2001. Management intends to adopt these statements as required in fiscal 2001. Although the Company has not historically used such instruments, it is not precluded from doing so. In the future, management anticipates using

F–9

such derivative instruments only as hedges to manage interest rate risk. Management does not anticipate entering into derivatives for speculative or trading purposes. As of January 1, 2001, the Company had no outstanding derivative hedging instruments nor any imbedded derivatives requiring bifurcation and separate accounting under FAS 133, as amended. Accordingly, there was no cumulative effect upon adoption of FAS 133, as amended, on January 1, 2001.

  J)
  Reclassifications

    Certain prior period amounts have been reclassified to conform with the current period presentation.

3.  Mortgage Securities

    The following table presents the Company's mortgage securities as of March 31, 2001 and December 31, 2000.

	As of March 31, 2001 (Unaudited)	As of December 31, 2000
FNMA Certificates	$420,073,485	$377,668,990
GNMA Certificates	16,787,093	24,529,046
FHLMC Certificates	8,280,470	8,981,226
Commercial mortgage-backed securities	11,696,424	17,135,031
Private label CMOs	42,160,688	42,261,378

	$498,998,160	$470,575,671

    At March 31, 2001, and December 31, 2000, mortgage securities consisted of pools of adjustable-rate mortgage securities with carrying values of $486,018,154 and $450,992,165, respectively, and fixed-rate mortgage securities with carrying values of $12,980,006 and $19,583,506, respectively.

    The Federal National Mortgage Association (FNMA) Certificates are backed by first mortgage loans on pools of single-family properties. The FNMA Certificates are debt securities issued by FNMA and are guaranteed by FNMA as to the full and timely payment of principal and interest on the underlying loans.

    The Government National Mortgage Association (GNMA) Certificates are backed by first mortgage loans on multifamily residential properties and pools of single-family properties. The GNMA Certificates are debt securities issued by a private mortgage lender and are guaranteed by GNMA as to the full and timely payment of principal and interest on the underlying loans.

    The Federal Home Loan Mortgage Corporation (FHLMC) Certificates are backed by first mortgage loans on pools of single-family properties. The FHLMC Certificates are debt securities issued by FHLMC and are guaranteed by FHLMC as to the full and timely payment of principal and interest on the underlying loans.

    The commercial mortgage securities are rated AA or A by Standard and Poor's.

F–10

    The private label CMOs (collateralized mortgage obligations) are rated AAA by Standard and Poor's.

    At March 31, 2001, and December 31, 2000, all mortgage securities were classified as available-for-sale and as such are carried at their fair value. The following table presents the amortized cost, gross unrealized gains, gross unrealized losses and fair value of mortgage securities as of March 31, 2001, and December 31, 2000, respectively:

	As of March 31, 2001 (Unaudited)	As of Dec. 31, 2000
Amortized cost	$500,801,848	$474,638,436
Gross unrealized gains	841,921	351,662
Gross unrealized losses	(2,645,609)	(4,414,427)

Fair value	$498,998,160	$470,575,671

4.  Corporate Debt Securities

    Corporate debt securities are classified as held-to-maturity. The following table presents the amortized cost, gross unrealized gains, gross unrealized losses and fair value of the corporate debt securities as of March 31, 2001, and December 31, 2000:

	As of March 31, 2001 (Unaudited)	As of December 31, 2000
Amortized cost	$15,742,926	$15,665,727
Gross unrealized gains	44,689	24,900
Gross unrealized losses	(6,009,365)	(3,795,002)

Fair value	$9,778,250	$11,895,625

5.  Corporate Equity Securities

    Corporate equity securities are classified as available-for-sale. The following table presents the cost, gross unrealized gains, gross unrealized losses and fair value of the corporate equity securities as of March 31, 2001 and December 31, 2000:

	As of March 31, 2001 (Unaudited)	As of December 31, 2000
Cost	$8,921,923	$9,045,923
Gross unrealized gains	1,269,770	613,843
Gross unrealized losses	(255,127)	(649,228)

Fair value	$9,936,566	$9,010,538

F–11

    The Company recognized a permanent impairment loss of $124,000 for the three months ended March 31, 2001, on one of its investments in corporate equity securities. The cost basis of such security was adjusted accordingly.

6.  Other Investments

    Other investments consisted of the following as of March 31, 2001 and December 31, 2000:

	As of March 31, 2001 (Unaudited)	As of Dec. 31, 2000
Investment in Retirement Centers Corporation	$5,421,429	$2,540,180
Investment in and advances to real estate limited partnerships	4,510,717	4,000,390

Total	$9,932,146	$6,540,570

    The Company's investment in Retirement Centers Corporation (RCC) represents a 95% ownership interest in such corporation. The Company owns 100% of the non-voting preferred stock of RCC and a third party owns 100% of the common stock. The Company accounts for its investment in RCC on the equity method. As of March 31, 2001, RCC owned (i) a 128-unit apartment property located in Omaha, Nebraska, which was acquired on January 12, 2000 and (ii) an 88.3% undivided interest in a 192-unit apartment property located in Lawrenceville, Georgia, which was acquired on January 18, 2001.

    At December 31, 2000, RCC owned (i) the 128-unit apartment property referenced above and (ii) a limited partnership interest in a real estate limited partnership which operates an assisted living center located in Salt Lake City, Utah. On January 2, 2001, the limited partnership which owned the assisted living center was liquidated with RCC receiving an undivided interest in the net assets of such partnership. RCC then sold its undivided interest in the net assets of the assisted living center. Such sale contributed approximately $2,100,000 ($2,600,000 less an incentive fee of approximately $511,000) (see Note 9) to the Company's net income for the quarter ended March 31, 2001. The proceeds of such sale were utilized to acquire the 192-unit apartment property on January 18, 2001 as discussed above.

    Investments in and advances to unconsolidated real estate limited partnerships consist of investments in or advances made to limited partnerships which own properties. These investments are not insured or guaranteed by any government agency or third party. The value of these investments is a function of the underlying value of the real estate owned by such limited partnerships. They are accounted for under the equity method of accounting. Certain of the investments have a zero carrying value and, as such, earnings are recorded only to the extent distributions are received. Such investments have not been reduced below zero through recognition of allocated investment losses since the Company has no legal obligation to provide additional cash support to the underlying property partnerships as it is not the general partner, nor has it indicated any commitment to provide this support. As of March 31, 2001, and December 31, 2000, the Company had investments in four such

F–12

limited partnerships. On January 18, 2001, the Company and one of its real estate limited partnerships acquired the remaining 11.7% undivided interest in the 192-unit apartment property discussed above.

7.  Repurchase Agreements

    As of March 31, 2001, the Company had outstanding balances of $482,148,607 under 62 repurchase agreements with a weighted average borrowing rate of 5.38% and a weighted average remaining maturity of 2.6 months. As of March 31, 2001, all of the Company's borrowings were fixed-rate term repurchase agreements with original maturities that range from one to twelve months. As of December 31, 2000, the Company had outstanding balances of $448,583,432 under 55 repurchase agreements with a weighted average borrowing rate of 6.60% and a weighted average maturity of approximately one month.

    At March 31, 2001, the repurchase agreements had the following remaining maturities:

Within 30 days	$311,618,478
30 to 90 days	64,540,969
90 days to one year	105,989,160

$482,148,607

    The repurchase agreements are collateralized by the Company's mortgage securities and corporate debt securities with an aggregate current face value of approximately $509.1 million and corporate equity securities with a current market value of approximately $9.9 million. The repurchase agreements bear interest at rates that are LIBOR based.

8.  Stockholders' Equity

    1997 Stock Option Plan

    The Company has a 1997 Stock Option Plan (the Plan) which authorizes the granting of options to purchase an aggregate of up to 1,000,000 shares of the Company's common stock, but not more than 10% of the total outstanding shares of the Company's common stock. The Company has adopted an amendment to the Plan that would increase the total number of options for shares available for issuance to 1,400,000, subject to shareholder approval at its 2001 annual meeting. The Plan authorizes the board of directors, or a committee of the board of directors, to grant Incentive Stock Options (ISOs) as defined under section 422 of the Internal Revenue Code, Non-Qualified Stock Options (NQSOs) and Dividend Equivalent Rights (DERs) to eligible persons, other than non-employee directors. Non-employee directors are eligible to receive grants of NQSOs with DERs pursuant to the provisions of the Plan. The exercise price for any options granted to eligible persons under the Plan shall not be less than the fair market value of the common stock on the day of the grant. The options expire if not exercised ten years after the date granted.

    On April 6, 1998, 500,000 ISOs were granted to buy common shares at an exercise price of $9.375 per share (the 1998 Grant). In addition, 20,000 NQSOs were issued at an exercise price of $9.375 per

F–13

share. On August 13, 1999, 300,000 ISOs were granted to buy common shares at an exercise price of $4.875 per share (the 1999 Grant). Prior to the 1998 Grant, no other options were outstanding. As of March 31, 2001 and December 31, 2000, 525,000 ISOs were vested and exercisable. As of March 31, 2001 and December 31, 2000, 20,000 NQSOs were vested and exercisable. As of March 31, 2001, no options had been exercised.

    In addition to the options granted on April 6, 1998, 500,000 and 5,000 DERs were also granted on the ISOs and NQSOs, respectively, based on the provisions of the Plan. No DERs were granted on the ISOs granted on August 13, 1999. DERs on the ISOs vest on the same basis as the options. DERs on NQSOs became fully vested in April, 1999. Payments are made on vested DERs only. Vested DERs are paid only to the extent of ordinary income and not on returns of capital. Dividends paid on ISOs are charged to stockholders' equity when declared and dividends paid on NQSOs are charged to earnings when declared. For the three months ended March 31, 2001, and March 31, 2000, the Company recorded charges of $82,500 and $35,000, respectively, to stockholders' equity (included in dividends paid or accrued) associated with the DERs on ISOs and charges of $825 and $1,400, respectively, to earnings associated with DERs on NQSOs.

    The options and related DERs issued were accounted for under the provisions of SFAS 123, "Accounting for Stock Based Compensation". Because the ISOs were not issued to officers who are direct employees of the Company, ISOs granted were accounted for under the option value method as variable plan grants and a periodic charge is recognized based on the vesting schedule. The charge for options which vested immediately with the 1998 Grant was included as capitalized transaction costs in connection with the Merger. Until fixed and determinable, management estimates the value of the ISOs granted as of each balance sheet date using a Black-Scholes valuation model, as adjusted for the discounted value of dividends not to be received under the unvested DERs. In the absence of comparable historical market information for the Company, management originally utilized assumptions consistent with activity of a comparable peer group of companies including an estimated option life, a volatility rate, a risk-free rate and a current dividend yield (or 0% if the related DERs are issued). For the three months ended March 31, 2001, and March 31, 2000, as part of operations, the Company reflected earnings charges of $125,643 and $96,854, respectively, representing the value of ISOs/DERs granted over their vesting period. NQSOs granted were accounted for using the intrinsic method and, accordingly, no earnings charge was reflected since the exercise price was equal to the fair market value of the common stock at the date of the grant.

    Dividends/Distributions

    On February 12, 2001, the Company's board of directors declared a dividend of $.165 per share for the quarter ended March 31, 2001, payable on April 30, 2001, to shareholders of record as of April 16, 2001.

    Stock Repurchase Plan

    In connection with the Company's 600,000 share repurchase program, the Company purchased and retired 293,621 shares during the year ended December 31, 2000, at an aggregate cost of $1,511,613. During the year ended December 31, 1999, the Company purchased and retired 84,600 share at an

F–14

aggregate cost of $412,208. Since implementing the stock repurchase program during the fourth quarter of 1999, through March 31, 2001, the Company has purchased and retired 378,221 shares at an aggregate cost of $1,923,821 (none during the quarter ended March 31, 2001).

9.  Related Party Transactions

    The Advisor manages the operations and investments of the Company and performs administrative services for the Company. In turn, the Advisor receives a management fee payable monthly in arrears in an amount equal to 1.10% per annum of the first $300 million of Stockholders' Equity of the Company, plus .80% per annum of the portion of Stockholders' Equity of the Company above $300 million. The Company also pays the Advisor, on a quarterly basis, an incentive compensation fee of 20% of the amount by which its Return on Equity for each quarter exceeds a return based on the Ten-Year U.S. Treasury Rate plus 1%. For the three months ended March 31, 2001, and March 31, 2000, the Advisor earned a base management fee of $209,004 and $182,925, respectively, and incentive compensation of $752,789 and $71,260, respectively. Approximately $511,000 of the incentive fee earned in 2001 was attributable to the sale described in Note 6.

    America First Properties Management Company L.L.C., (the Manager), provides property management services for multifamily properties in which the Company has an interest. The Manager receives a management fee equal to a stated percentage of the gross revenues generated by the properties under management, ranging from 3.5% to 4% of gross revenues. Such fees paid by the entities which own the multifamily properties in which the Company has an interest for the three months ended March 31, 2001 and March 31, 2000, amounted to $108,435 and $94,549, respectively.

10.  Subsequent Events

    On April 30, 2001, the Company filed a Registration Statement on Form S-2 with the Securities and Exchange Commission offering 7,500,000 shares of its common stock. The Registration Statement also covers an additional 1,125,000 shares that may be issued to cover the underwriter's over allotment option. Net proceeds from the proposed offering of common stock will be utilized to acquire additional mortgage-backed securities, interests in multifamily apartment properties and other investments consistent with the Company's investment criteria.

F–15

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
America First Mortgage Investments, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of America First Mortgage Investments, Inc. and its subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for the year ended December 31, 2000 and 1999 and for the period from April 10, 1998 to December 31, 1998, and the results of operations and cash flows of America First Participating/Preferred Equity Mortgage Fund Limited Partnership and America First Participating/Preferred Equity Mortgage Fund (the "Fund") for the period from January 1, 1998 to April 9, 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
January 26, 2001

F–16

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
CONSOLIDATED AND COMBINED BALANCE SHEETS

	As of Dec. 31, 2000	As of Dec. 31, 1999
Assets
Investment in mortgage securities (Note 3)	$470,575,671	$475,719,711
Investment in corporate debt securities (Note 4)	15,665,727	8,020,026
Investment in corporate equity securities (Note 5)	9,010,538	3,130,823
Cash and cash equivalents
Unrestricted	8,400,539	19,895,833
Restricted	498,875	3,709,577
Accrued interest receivable	3,433,256	2,855,321
Other investments (Note 6)	6,540,570	3,220,346
Goodwill, net	7,388,247	7,587,948
Other assets	976,889	244,888

	$522,490,312	$524,384,473

Liabilities
Repurchase agreements (Note 7)	$448,583,432	$452,101,803
Accrued interest payable	2,038,887	2,778,842
Accounts payable	550,209	595,805
Dividends or distributions payable	1,406,288	1,293,410

	452,578,816	456,769,860

Stockholders' Equity
Common stock, $.01 par value; 375,000,000 shares authorized 8,692,825 and 8,978,642 issued and outstanding in 2000 and 1999, respectively	86,928	89,786
Additional paid-in capital	74,362,801	75,831,560
Accumulated deficit	(440,084)	(2,877,971)
Accumulated other comprehensive income	(4,098,149)	(5,428,762)

	69,911,496	67,614,613

	$522,490,312	$524,384,473

The accompanying notes are an integral part of the consolidated and combined financial statements.

F–17

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

			For the Year Ended December 31, 1998
	Company For the Year Ended Dec. 31, 2000	Company For the Year Ended Dec. 31, 1999	Company From April 10 to Dec. 31, 1998	Company and Predecessor Through April 9, 1998	Total
Mortgage securities income	$33,390,494	$24,302,401	$7,626,742	$613,793	$8,240,535
Corporate debt securities income	1,335,974	674,747	164,738	—	164,738
Dividend income	928,310	331,233	—	—	—
Interest income on temporary cash investments	645,013	365,897	439,889	148,799	588,688

Total interest and dividend income	36,299,791	25,674,278	8,231,369	762,592	8,993,961
Interest expense on borrowed funds	30,103,076	18,465,529	4,619,500	—	4,619,500

Net interest and dividend income	6,196,715	7,208,749	3,611,869	762,592	4,374,461

Income from other investments	3,670,199	3,012,688	581,716	145,167	726,883
Net gain on sale of investments	456,398	54,994	414,951	—	414,951

	4,126,597	3,067,682	996,667	145,167	1,141,834

General and administrative expenses	2,457,196	2,672,333	1,674,114	421,293	2,095,407
Minority interest in consolidated partnership (Note 1)	—	4,218	3,353	—	3,353

	2,457,196	2,676,551	1,677,467	421,293	2,098,760

Net income	$7,866,116	$7,599,880	$2,931,069	$486,466	$3,417,535

Net income, basic, per share	$.89	$.84	$0.32	N/A

Net income, fully diluted, per share	$.89	$.84	$0.32	N/A

Net income, basic, per unit			N/A	$0.08

Net income, fully diluted, per unit			N/A	$0.08

Net income allocated to:
General Partner				$3,931
BUC Holders				482,535

				$486,466

Weighted average number of shares outstanding, basic	8,869,456	9,046,467	9,043,172	N/A
Weighted average number of shares outstanding, fully diluted	8,852,245	9,046,467	9,043,172	N/A
Weighted average number of units outstanding, basic and fully diluted	N/A	N/A	N/A	5,775,797

The accompanying notes are an integral part of the consolidated and combined financial statements.

F–18

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Stockholders' Equity—Company
	Common Stock					Accumulated Other Compre- hensive Income
	# of Shares	Amount	Paid-in Capital	Treasury Stock At Cost	Accumulated Deficit		Total
Balance at November 11, 1997 (date of capitalization) and December 31, 1997	90,621	$906	$94	$—	$—	$—	$1,000
Effects of Merger:
Issuance of stock of the Company in exchange for Units of the Predecessor	5,775,797	57,758	45,126,359	—	—	—	45,184,117
Issuance of stock of the Company in exchange for Units of Prep Fund 2 and Pension Fund	3,168,666	31,687	29,949,413	—	—	—	29,981,100
Issuance of stock options	—	—	942,390	—	—	—	942,390
Comprehensive income:
Net income	—	—	—	—	2,931,069	—	2,931,069
Other comprehensive income:
Change in classification of mortgage securities from held-to-maturity to available-for-sale	—	—	—	—	—	(704,828)	(704,828)
Net unrealized holding losses arising during the period	—	—	—	—	—	(352,994)	(352,994)

Comprehensive income	—	—	—	—	2,931,069	(1,057,822)	1,873,247
Dividends paid or accrued	—	—	—	—	(7,234,050)	—	(7,234,050)
Common stock issued	20,058	200	184,753	—	—	—	184,953

Balance at December 31, 1998	9,055,142	90,551	76,203,009	—	(4,302,981)	(1,057,822)	70,932,757
Comprehensive income:
Net income	—	—	—	—	7,599,880	—	7,599,880
Other comprehensive income:
Net unrealized holding losses arising during the period	—	—	—	—	—	(4,370,940)	(4,370,940)

Comprehensive income	—	—	—	—	7,599,880	(4,370,940)	3,228,940
Dividends paid or accrued	—	—	—	—	(6,174,870)	—	(6,174,870)
Common stock issued	8,100	81	39,913	—	—	—	39,994
Purchase of shares for treasury	—	—	—	(412,208)	—	—	(412,208)
Retirement of treasury stock	(84,600)	(846)	(411,362)	412,208	—	—	—

Balance at December 31, 1999	8,978,642	89,786	75,831,560	—	(2,877,971)	(5,428,762)	67,614,613
Comprehensive income:
Net income	—	—	—	—	7,866,116	—	7,866,116
Other comprehensive income:
Net unrealized holding losses arising during the period	—	—	—	—	—	1,330,613	1,330,613

Comprehensive income	—	—	—	—	7,866,116	1,330,613	9,196,729
Dividends paid or accrued	—	—	—	—	(5,428,229)	—	(5,428,229)
Common stock issued	7,804	78	39,918	—	—	—	39,996
Purchase of shares for treasury	—	—	—	(1,511,613)	—	—	(1,511,613)
Retirement of treasury stock	(293,621)	(2,936)	(1,508,677)	1,511,613	—	—	—

Balance at December 31, 2000	8,692,825	$86,928	$74,362,801	$—	$(440,084)	$(4,098,149)	$69,911,496

The accompanying notes are an integral part of the consolidated and combined financial statements.

F–19

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
COMBINED STATEMENTS OF PARTNERS' CAPITAL

	Partners' Capital—Predecessor
		Exchangeable Unit Holders
	General Partner
		# of Units	Amount	Total
Partners' Capital—Predecessor
Balance at December 31, 1997	$100	5,775,797	$45,682,774	$45,682,874
Net income	3,931	—	482,535	486,466
Cash distributions paid or accrued	(3,931)	—	(1,530,009)	(1,533,940)

Balance at April 10, 1998	100	5,775,797	44,635,300	44,635,400

Accumulated other comprehensive income
Balance at December 31, 1997	—	—	569,952	569,952
Other comprehensive income	—	—	(21,235)	(21,235)

Balance at April 10, 1998	—	—	548,717	548,717

Issuance of stock of the Company in exchange for Units of the Predecessor	(100)	(5,775,797)	(45,184,017)	(45,184,117)

Total Partners' Capital-Predecessor at April 10, 1998	$—	—	$—	$—

The accompanying notes are an integral part of the consolidated and combined financial statements.

F–20

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

			For the Year Ended December 31, 1998
	Company For the Year Ended Dec. 31, 2000	Company For the Year Ended Dec. 31, 1999	Company From April 10 to Dec. 31, 1998	Company and Predecessor Through April 9, 1998	Total
Cash flows from operating activities
Net income	$7,866,116	$7,599,880	$2,931,069	$486,466	$3,417,535
Adjustments to reconcile net income to net cash provided by operating activities:
Net gain on sale of investments	(3,021,831)	(54,994)	(414,951)	—	(414,951)
Minority interest in consolidated partnership	—	4,218	3,353	—	3,353
Other	—	44,701	—	—	—
Amortization of premium (discount)	1,484,917	1,004,430	161,800	(1,959)	159,841
Amortization of goodwill	199,701	187,005	146,584	—	146,584
Other amortization	207,616	233,200	—	—	—
Changes in assets and liabilities:
Decrease (increase) in interest receivable	(577,935)	(1,301,925)	(1,134,069)	8,302	(1,125,767)
Decrease (increase) in other assets	(451,393)	329,448	(252,473)	6,241	(246,232)
Increase (decrease) in accounts payable	(45,596)	233,719	(1,860,513)	565,608	(1,294,905)
Increase (decrease) in accrued interest payable	(739,955)	1,983,057	795,785	—	795,785

Net cash provided by operating activities	4,921,640	10,262,739	376,585	1,064,658	1,441,243

Cash flows from investing activities
Principal payments on mortgage securities	105,990,927	113,346,110	46,682,908	867,630	47,550,538
Proceeds from sale of corporate equity securities	1,168,761	1,127,500	—	—	—
Proceeds from sale of corporate debt securities	372,500	—	—	—	—
Proceeds from sale of mortgage securities	5,018,677	—	—	—	—
Proceeds from sale of other investments	2,565,433	—	1,290,000	—	1,290,000
Net cash from Merger	—	—	4,820,481	—	4,820,481
Purchases of mortgage securities	(106,413,464)	(352,732,908)	(236,107,915)	—	(236,107,915)
Purchases of corporate debt securities	(7,718,750)	(3,307,750)	(4,662,500)	—	(4,662,500)
Purchases of corporate equity securities	(6,942,511)	(3,091,997)	(1,081,773)	—	(1,081,773)
Decrease (increase) in other investments	(3,320,224)	(2,149,060)	(58,567)	42,869	(15,698)
Merger transaction costs paid	—	—	—	(729,509)	(729,509)

Net cash provided by (used in) investing activities	(9,278,651)	(246,808,105)	(189,117,366)	180,990	(188,936,376)

Cash flows from financing activities
Net borrowings from (payments on) repurchase agreements	(3,518,371)	261,851,719	190,250,084	—	190,250,084
Decrease (increase) in restricted cash	3,210,702	(3,709,577)	—	—	—
Stock purchased for retirement	(1,511,613)	(412,208)	—	—	—
Dividends and distributions paid	(5,319,001)	(7,334,691)	(5,600,169)	(1,535,007)	(7,135,176)

Net cash provided by (used in) financing activities	(7,138,283)	250,395,243	184,649,915	(1,535,007)	183,114,908

Net increase (decrease) in unrestricted cash and cash equivalents	(11,495,294)	13,849,877	(4,090,866)	(289,359)	(4,380,225)
Unrestricted cash and cash equivalents at beginning of period	19,895,833	6,045,956	10,136,822	10,426,181	10,426,181

Unrestricted cash and cash equivalents at end of period	$8,400,539	$19,895,833	$6,045,956	$10,136,822	$6,045,956

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$30,843,031	$16,482,472	$3,823,715	$—	$3,823,715

The accompanying notes are an integral part of the consolidated and combined financial statements.

F–21

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (continued)

    Supplemental disclosure on non-cash investing activities:

    The following assets and liabilities were assumed by the Company in conjunction with the Merger and issuance of common stock (see Note 1):

	From April 10 to Dec. 31, 1998	Through April 9, 1998	Total
Mortgage securities	$20,420,336	$—	$20,420,336
Accrued interest receivable	142,545	—	142,545
Other investments	175,369	—	175,369
Accounts payable	712,888	—	712,888
Distributions payable	265,545	—	265,545

    The Company recorded goodwill of $7,507,902 in 1998 as a result of the Merger. The Company recorded $413,615 of additional goodwill in 1999 due to the resolution of contingencies associated with the Merger.

    During 2000, 1999 and 1998, the Company issued 7,804, 8,100 and 7,440 shares, respectively, of common stock to its non-employee directors in partial payment of the annual retainer paid by the Company to such directors for the respective year. The Company also issued 12,618 shares of common stock in 1998 to unit holders of Pension Fund who exchanged their units of Pension Fund for shares of the Company subsequent to April 10, 1998. The aggregate value of such common stock issued was $39,918 in 2000, $39,994 in 1999 and $184,953 in 1998.

The accompanying notes are an integral part of the consolidated and combined financial statements.

F–22

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2000

1. Organization

    America First Mortgage Investments, Inc. (the Company) was incorporated in Maryland on July 24, 1997, and began operations on April 10, 1998.

    On April 10, 1998, (the Merger Date) the Company and three partnerships: America First Participating/Preferred Equity Mortgage Fund Limited Partnership (Prep Fund 1), America First Prep Fund 2 Limited Partnership (Prep Fund 2), America First Prep Fund 2 Pension Series Limited Partnership (Pension Fund), consummated a merger transaction whereby their pre-existing net assets and operations or majority interest in the pre-existing partnership were contributed to the Company in exchange for 9,035,084 shares of the Company's common stock. For financial accounting purposes, Prep Fund 1, the largest of the three partnerships, was considered the Predecessor entity (the Predecessor) and its historical operating results are presented in the financial statements contained herein. The Merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles. Prep Fund 1 was deemed to be the acquirer of the other partnerships under the purchase method. Accordingly, the Merger resulted, for financial accounting purposes, in the effective purchase by Prep Fund 1 of all the Beneficial Unit Certificates (BUCs) of Prep Fund 2 and approximately 99% of the BUCs of Pension Fund. Pension Fund was liquidated and dissolved during December, 1999, and, as a result, the Company acquired approximately 99% of the assets of Pension Fund. The remaining assets, consisting solely of cash, were distributed to the remaining holders of Pension Fund BUCs. As the surviving entity for financial accounting purposes, the assets and liabilities of Prep Fund 1 were recorded by the Company at their historical cost and the assets and liabilities of Prep Fund 2 and Pension Fund were adjusted to fair value. The excess of the fair value of stock issued over the fair value of net assets acquired has been recorded as goodwill in the accompanying balance sheet.

    The Company has entered into an advisory agreement with America First Mortgage Advisory Corporation (the Advisor) which provides advisor services in connection with the conduct of the Company's business activities.

2. Summary of Significant Accounting Policies

  A) Method of Accounting

    The accompanying 2000 consolidated and combined financial statements include the consolidated accounts of the Company from April 10, 1998 through December 31, 2000, and the combined accounts of the Company, Prep Fund 1 and America First Participating/Preferred Equity Mortgage Fund (the managing general partner of Prep Fund 1) (together referred to as the Predecessor) for periods prior to the Merger. The financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles utilized in the United States.

    The consolidated financial statements through December 31, 1999, include the accounts of the Company and its subsidiaries, Pension Fund and Pension Fund's general partner, America First Capital Associates Limited Partnership Six (AFCA6). Pension Fund and AFCA6 were liquidated and dissolved under the terms of their respective partnership agreements during December, 1999. All significant intercompany transactions and accounts have been eliminated in consolidation. As more fully discussed in Note 7, the Company also has an investment in a corporation and investments in four real estate limited partnerships, none of which are controlled by the Company. These investments are accounted for under the equity method. Neither the corporation nor the real estate limited partnerships are consolidated for income tax purposes.

F–23

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  B) Cash and Cash Equivalents

    Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. The carrying amount of cash equivalents approximates their fair value.

    Restricted cash represents amounts held with certain lending institutions with which the Company has repurchase agreements. Such amounts may be used to make principal and interest payments on the related repurchase agreements.

  C) Mortgage Securities, Corporate Debt Securities and Corporate Equity Securities

    Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), requires the Company to classify its investments in mortgage securities, corporate debt securities and corporate equity securities (collectively referred to as investment securities) as either held-to-maturity, available-for-sale or trading.

    Although the Company generally intends to hold most of its mortgage securities until maturity, it may, from time to time, sell any of its mortgage securities as part of its overall management of its business. In order to be prepared to respond to potential future opportunities in the market, to sell mortgage securities in order to optimize the portfolio's total return and to retain its ability to respond to economic conditions that require the Company to sell assets in order to maintain an appropriate level of liquidity, the Company has classified all its mortgage securities as available-for-sale. Likewise, the Company has classified all its corporate equity securities investments as available-for-sale. Mortgage securities and corporate equity securities classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Corporate debt securities are classified as held-to-maturity and are carried at amortized cost.

    Unrealized losses on investment securities that are considered other-than-temporary, as measured by the amount of decline in fair value attributable to factors other than temporary, are recognized in income and the cost basis of the investment security is adjusted. Other-than-temporary unrealized losses are based on management's assessment of various factors affecting the expected cash flow from the investment securities, including an other-than-temporary deterioration of the credit quality of the underlying mortgages and/or the credit protection available to the related mortgage pool. Gains or losses on the sale of investment securities are based on the specific identification method.

    Interest income is accrued based on the outstanding principal amount of the investment securities and their contractual terms. Premiums and discounts associated with the purchase of the investment securities are amortized into interest income over the lives of the securities using the effective yield method based on, among other things, anticipated estimated prepayments. Such calculations are periodically adjusted for actual prepayment activity.

F–24

  D) Credit Risk

    The Company limits its exposure to credit losses on its investment portfolio by requiring that at least 66% (through December 31, 2000) of its investment portfolio consist of mortgage securities or mortgage loans that are either (i) insured or guaranteed as to principal and interest by an agency of the U.S. government, such as the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), or the Federal Home Loan Mortgage Corporation (FHLMC) or (ii) rated in one of the two highest rating categories by either Standard & Poor's or Moody's. The remainder of the Company's assets may be either: (i) direct investment (mezzanine or equity) in multifamily apartment properties; (ii) investments in limited partnerships or real estate investment trusts, or (iii) other fixed-income instruments (corporate debt or equity securities or mortgage backed securities) that provide increased call protection relative to the Company's mortgage assets. Corporate debt and equity securities of any single below-investment-grade issuer will be limited to no more than 4% of the Company's total assets. As of December 31, 2000 and 1999, approximately 78% and 79%, respectively, of the Company's assets consisted of mortgage securities insured or guaranteed by the U.S. government or an agency thereof. Management determined no allowance for credit losses was necessary at December 31, 2000 or 1999.

  E) Other Investments

    Other investments consist of certain non-consolidated investments accounted for under the equity method, including: (i) non-voting preferred stock of a corporation owning interests in real estate limited partnerships, and (ii) investments in limited partnerships owning real estate.

  F) Net Income per Share

    Net income per share is based on the weighted average number of common shares and common equivalent shares (e.g., stock options), if dilutive, outstanding during the period. Basic net income per share is computed by dividing net income available to shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the diluted net income available to common shareholders by the weighted average number of common shares and common equivalent shares outstanding during the period. The common equivalent shares are calculated using the treasury stock method which assumes that all dilutive common stock equivalents are exercised and the funds generated by the exercise are used to buy back outstanding common stock at the average market price during the reported period.

    As more fully discussed in Note 8, options to purchase 520,000 and 300,000 shares of common stock were granted on April 6, 1998, and August 13, 1999, respectively. During the year ended December 31, 2000, the average price of the Company's stock was greater than the exercise price of the options granted on August 13, 1999. As such, exercise of such options under the treasury stock method is dilutive. Accordingly, these dilutive securities were considered in fully diluted earnings per share. For the year ended December 31, 1999, the average price of the Company's stock was less than the exercise price; therefore exercise of such options under the treasury stock method would be anti-dilutive. Accordingly, for the year ended December 31, 1999, these potentially dilutive securities were not considered in fully diluted earnings per share. With regard to the options granted on April 6, 1998, the exercise price is greater than the average stock price during the years ended December 31, 2000, 1999

F–25

and for the period from April 10, 1998 through December 31, 1998; therefore, exercise of such options under the treasury stock method would be anti-dilutive. Accordingly, these potentially dilutive securities were not considered in fully diluted earnings per share.

    The following table sets forth the reconciliation of the weighted average shares outstanding for the calculation of basic earnings per share to the weighted average shares outstanding for the calculation of fully diluted earnings per share for each period presented:

	For the Year Ended Dec. 31, 2000	For the Year Ended Dec. 31, 1999	For the Year Ended Dec. 31, 1998
Weighted average shares outstanding for basic earnings per share	8,869,456	9,046,467	9,043,172
Add effect of assumed shares issued under treasury stock method for stock options	(17,211)	—	—

Weighted average shares outstanding for fully diluted earnings per share	8,852,245	9,046,467	9,043,172

  G) Comprehensive Income

    Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the Company and the Predecessor to display and report comprehensive income, which includes all changes in Stockholders' Equity or Partners' Capital with the exception of additional investments by or dividends to shareholders of the Company or additional investments by or distributions to partners of the Predecessor. Comprehensive income for the Company and the Predecessor includes net income and the change in net unrealized holding gains (losses) on investments. Comprehensive income for the years ended December 31, 2000, 1999 and 1998 was as follows:

			For the Year Ended December 31, 1998
	Company for the Year Ended Dec. 31, 2000	Company for the Year Ended Dec. 31, 1999	Company for the Year Ended Dec. 31, 1998	Company from April 10 to through April 9, 1998	Company and Predecessor Total
Net income	$7,866,116	$7,599,880	$2,931,069	$486,466	$3,417,535
Change in classification of mortgage securities from held-to-maturity to available-for-sale	—	—	(704,828)	—	(704,828)
Other comprehensive income (loss)
Unrealized holding gains (losses)
Net unrealized holding gains (losses) arising during the period	1,330,613	(4,370,940)	(352,994)	(21,235)	(374,229)

Comprehensive income	$9,196,729	$3,228,940	$1,873,247	$465,231	$2,338,478

F–26

  H) Federal Income Taxes

    The Company has elected to be taxed as a real estate investment trust (REIT) under the provisions of the Internal Revenue Code and the corresponding provisions of state law. As such, no provision for income taxes has been made in the accompanying consolidated financial statements.

    Since the Predecessor was a partnership and generally not subject to taxes directly, it did not make a provision for income taxes. The Predecessor's Beneficial Unit Certificate (BUC) holders were required to report their share of the Predecessor's income for federal and state income tax purposes.

  I) New Accounting Pronouncements

    In June, 1998, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). Certain provisions of FAS 133 were amended by Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (FAS 138) in June, 2000. These statements provide new accounting and reporting standards for the use of derivative instruments. Adoption of these statements is required by the Company effective January 1, 2001. Management intends to adopt these statements as required in fiscal 2001. Although the Company and its Predecessor have not historically used such instruments, it is not precluded from doing so. In the future, management anticipates using such derivative instruments only as hedges to manage interest rate risk. Management does not anticipate entering into derivatives for speculative or trading purposes. As of January 1, 2001, the Company had no outstanding derivative hedging instruments nor any imbedded derivatives requiring bifurcation and separate accounting under FAS 133. Accordingly, there was no cumulative effect upon adoption of FAS 133 on January 1, 2001.

    In March, 2000, the FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation." The Company was required to adopt FIN 44 effective July 1, 2000, with respect to certain provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees." The initial adoption of FIN 44 by the Company did not have a material impact on its consolidated financial position or results of operations.

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3. Mortgage Securities

    The following table presents the Company's mortgage securities as of December 31, 2000 and 1999.

	As of December 31, 2000	As of December 31, 1999
FNMA Certificates	$377,668,990	$359,891,164
GNMA Certificates	24,529,046	43,678,897
FHLMC Certificates	8,981,226	13,220,884
Commercial mortgage-backed securities	17,135,031	16,650,544
Private label CMOs	42,261,378	42,278,222

	$470,575,671	$475,719,711

    At December 31, 2000, and 1999 mortgage securities consisted of pools of adjustable-rate mortgage securities with carrying values of $450,992,165 and $444,140,267, respectively and fixed-rate mortgage securities with carrying values of $19,583,506 and $31,579,444, respectively.

    The Federal National Mortgage Association (FNMA) Certificates are backed by first mortgage loans on pools of single-family properties. The FNMA Certificates are debt securities issued by FNMA and are guaranteed by FNMA as to the full and timely payment of principal and interest on the underlying loans.

    The Government National Mortgage Association (GNMA) Certificates are backed by first mortgage loans on multifamily residential properties and pools of single-family properties. The GNMA Certificates are debt securities issued by a private mortgage lender and are guaranteed by GNMA as to the full and timely payment of principal and interest on the underlying loans.

    Federal Home Loan Mortgage Corporation (FHLMC) Certificates are backed by first mortgage loans on pools of single-family properties. The FHLMC Certificates are debt securities issued by FHLMC and are guaranteed by FHLMC as to the full and timely payment of principal and interest on the underlying loans.

    The commercial mortgage-backed securities are rated AA or A by Standard and Poor's.

    The private label CMOs (collateralized mortgage obligations) are rated AAA by Standard and Poor's.

    As of December 31, 2000 and 1999, all the mortgage securities were classified as available-for-sale and as such are carried at their fair value.

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    The following table presents the amortized cost, gross unrealized gains, gross unrealized losses and fair value of mortgage securities as of December 31, 2000 and 1999:

	As of December 31, 2000	As of December 31, 1999
Amortized cost	$474,638,436	$481,176,498
Gross unrealized gains	351,662	461,675
Gross unrealized losses	(4,414,427)	(5,918,462)

Fair value	$470,575,671	$475,719,711

4. Corporate Debt Securities

    Corporate debt securities are classified as held-to-maturity. The following table presents the amortized cost, gross unrealized gains, gross unrealized losses and fair value of the corporate debt securities as of December 31, 2000 and 1999:

	As of December 31, 2000	As of December 31, 1999
Amortized cost	$15,665,727	$8,020,026
Gross unrealized gains	24,900	92,211
Gross unrealized losses	(3,795,002)	(174,487)

Fair value	$11,895,625	$7,937,750

5. Corporate Equity Securities

    Corporate equity securities are classified as available-for-sale. The following table presents the cost, gross unrealized gains, gross unrealized losses and fair value of the corporate equity securities as of December 31, 2000 and 1999:

	As of December 31, 2000	As of December 31, 1999
Cost	$9,045,923	$3,102,798
Gross unrealized gains	613,843	224,865
Gross unrealized losses	(649,228)	(196,840)

Fair value	$9,010,538	$3,130,823

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6. Other Investments

    Other investments consisted of the following as of December 31, 2000 and 1999:

	As of December 31, 2000	As of December 31, 1999
Investment in Retirement Centers Corporation	$2,540,180	$2,389,980
Investment in and advances to real estate limited partnerships	4,000,390	830,366

Total	$6,540,570	$3,220,346

    The Company's investment in Retirement Centers Corporation (RCC) represents a 95% ownership interest in such corporation. The Company owns 100% of the non-voting preferred stock of RCC and a third party owns 100% of the common stock. The Company accounts for its investment in RCC on the equity method. As of December 31, 2000, RCC owned (i) a limited partnership interest in a real estate limited partnership which operates an assisted living center located in Salt Lake City, Utah, and (ii) a 128-unit apartment property located in Omaha, Nebraska, which was acquired on January 12, 2000. As of December 31, 1999, RCC's investments consisted of (i) its interest in the real estate limited partnership referenced above and (ii) cash which was utilized to acquire the apartment property on January 12, 2000.

    RCC previously owned limited partnership interests in five real estate limited partnerships which operated assisted living centers. However, during 1999, four of the real estate limited partnerships were liquidated with RCC receiving an undivided interest in the net assets of each such limited partnership. RCC then sold its undivided interests in the net assets of each such assisted living center. On a consolidated basis, such sale contributed approximately $1,730,000 ($2,163,000 less an incentive fee of approximately $433,000 (see Note 9)), to the Company's net income for 1999. Also see Note 12—Subsequent Events.

    Investments in and advances to unconsolidated real estate limited partnerships consist of investments in or advances made to limited partnerships which own properties. These investments are not insured or guaranteed but rather are collateralized by the underlying value of the real estate owned by such limited partnerships. They are accounted for under the equity method of accounting. Certain of the investments have a zero carrying value and, as such, earnings are recorded only to the extent distributions are received. Such investments have not been reduced below zero through recognition of allocated investment losses since the Company has no legal obligation to provide additional cash support to the underlying property partnerships as it is not the general partner, nor has it indicated any commitment to provide this support. At December 31, 2000 and 1999, the Company had investments in four such limited partnerships. On September 26, 2000, one of the partnerships sold its interest in the underlying real estate. Such sale contributed approximately $2,100,000 ($2,600,000 gain less an incentive fee of approximately $519,000 (see Note 9)), to the Company's net income for the year ended December 31, 2000. The proceeds of such sale were reinvested in the limited partnership and utilized to acquire another multifamily housing property in November 2000.

7. Repurchase Agreements

    As of December 31, 2000, the Company had outstanding balances of $448,583,432 under 55 repurchase agreements with a weighted average borrowing rate of 6.60% and a weighted average remaining maturity of approximately one month. As of December 31, 2000, all of the Company's

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borrowings were fixed-rate term repurchase agreements with original maturities that range from one to twelve months. As of December 31, 1999, the Company had outstanding balances of $452,101,803 under 38 repurchase agreements with a weighted average borrowing rate of 5.72% and a weighted average maturity of approximately one month.

    As of December 31, 2000 and 1999, the repurchase agreements had the following remaining maturities:

	As of December 31, 2000	As of December 31, 1999
Within 30 days	$278,497,916	$287,416,803
30 to 90 days	170,085,516	164,685,000

	$448,583,432	$452,101,803

    The repurchase agreements are collateralized by the Company's mortgage securities with a principal balance of $466,981,306 at December 31, 2000, and bear interest at rates that are LIBOR-based.

8. Stockholders' Equity

  1997 Stock Option Plan

    The Company has a 1997 Stock Option Plan (the Plan) which authorizes the granting of options to purchase an aggregate of up to 1,000,000 shares of the Company's common stock, but not more than 10% of the total outstanding shares of the Company's common stock. The Plan authorizes the Board of Directors, or a committee of the Board of Directors, to grant Incentive Stock Options (ISOs) as defined under section 422 of the Internal Revenue Code, Non-Qualified Stock Options (NQSOs) and Dividend Equivalent Rights (DERs) to eligible persons, other than non-employee directors. Non-employee directors are eligible to receive grants of NQSOs with DERs pursuant to the provisions of the Plan. The exercise price for any options granted to eligible persons under the Plan shall not be less than the fair market value of the common stock on the day of the grant. The options expire if not exercised ten years after the date granted.

    On April 6, 1998, 500,000 ISOs were granted to buy common shares at an exercise price of $9.375 per share (the 1998 Grant). In addition, 20,000 NQSOs were issued at an exercise price of $9.375 per share. On August 13, 1999, 300,000 ISOs were granted to buy common shares at an exercise price of $4.875 per share (the 1999 Grant). Prior to the 1998 Grant, no other options were outstanding. As of December 31, 2000 and 1999, respectively, 525,000 and 325,000 ISOs were vested and exercisable. As of December 31, 2000 and 1999, 20,000 NQSOs were vested and exercisable. As of December 31, 2000, no options had been exercised.

    In addition to the options granted on April 6, 1998, 500,000 and 5,000 DERs were also granted on the ISOs and NQSOs, respectively, based on the provisions of the Plan. No DERs were granted on the ISOs granted on August 13, 1999. DERs on the ISOs vest on the same basis as the options. DERs on NQSOs became fully vested in April, 1999. Payments are made on vested DERs only. Vested DERs are paid only to the extent of ordinary income and not on returns of capital. Dividends paid on ISOs are charged to stockholders' equity when declared and dividends paid on NQSOs are charged to earnings

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when declared. For the years ended December 31, 2000, 1999 and 1998, the Company recorded charges of $221,250, $117,500 and $42,500, respectively, to stockholders' equity (included in dividends paid or accrued) associated with the DERs on ISOs and charges of $3,650, $4,700 and $1,700, respectively, to earnings associated with DERs on NQSOs.

    The options and related DERs issued were accounted for under the provisions of SFAS 123, "Accounting for Stock Based Compensation." Because the ISOs were not issued to officers who are direct employees of the Company, ISOs granted were accounted for under the option value method as variable plan grants and a periodic charge is recognized based on the vesting schedule. The charge for options which vested immediately with the 1998 Grant was included as capitalized transaction costs in connection with the Merger. Until fixed and determinable, management estimates the value of the ISOs granted as of each balance sheet date using a Black-Scholes valuation model, as adjusted for the discounted value of dividends not to be received under the unvested DERs. In the absence of comparable historical market information for the Company, management originally utilized assumptions consistent with activity of a comparable peer group of companies including an estimated option life, a volatility rate, a risk-free rate and a current dividend yield (or 0% if the related DERs are issued). For the years ended December 31, 2000, 1999 and 1998, as part of operations, the Company reflected earnings charges of $113,115, $42,707 and $170,154, respectively, representing the value of ISOs/DERs granted over their vesting period. NQSOs granted were accounted for using the intrinsic method and, accordingly, no earnings charge was reflected since the exercise price was equal to the fair market value of the common stock at the date of the grant.

  Dividends/Distributions

    The Company declared the following distributions during 2000, 1999 and 1998:

Declaration Date	Record Date	Payment Date	Amount per Share
During 2000:
March 17, 2000	April 14, 2000	May 17, 2000	$.140
June 14, 2000	June 30, 2000	August 17, 2000	$.140
September 18, 2000	October 16, 2000	November 17, 2000	$.155
December 14, 2000	January 15, 2001	January 30, 2001	$.155
During 1999:
March 24, 1999	April 5, 1999	May 17, 1999	$.265 (1)
June 14, 1999	June 30, 1999	August 17, 1999	$.125
September 21, 1999	September 30, 1999	November 17, 1999	$.140
December 16, 1999	January 3, 2000	February 18, 2000	$.140
During 1998:
June 18, 1998	June 30, 1998	August 14, 1998	$.265 (1)
September 9, 1998	September 30, 1998	November 16, 1998	$.265 (1)
December 15, 1998	December 31, 1998	February 19, 1999	$.265 (1)

(1)
As part of the Merger transaction, the Company made quarterly distributions of $.265 per common share ($1.06 per common share per year) in the first year following the Merger (i.e. through the

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  first quarter of 1999.) Accordingly, cash distributions paid by the Company in the first quarter of 1999 and in 1998 consisted in part of a dividend and in part of a cash merger payment.

    Cash distributions paid or accrued by the Predecessor were $.2649 pr Unit prior to the Merger in 1998.

    For tax purposes, a portion of the dividend declared on December 14, 2000, and paid on January 30, 2001, will be treated as a 2001 dividend for shareholders. Similarly, the dividend declared on December 16, 1999, and paid February 18, 2000, was treated in its entirety as a 2000 dividend for shareholders and the dividend declared on December 15, 1998, and paid February 19, 1999, was treated as a 1999 dividend for shareholders.

  Stock Repurchase Plan

    In connection with the Company's 400,000 share repurchase program, the Company purchased and retired 293,621 shares during the year ended December 31, 2000, at an aggregate cost of $1,511,613. During the year ended December 31, 1999, the Company purchased and retired 84,600 shares at an aggregate cost of $412,208. Since implementing the stock repurchase program during the fourth quarter of 1999, through December 31, 2000, the Company has purchased and retired 378,221 shares at an aggregate cost of $1,923,821. See Note 12—Subsequent Events.

9. Related Party Transactions

    The Advisor manages the operations and investments of the Company and performs administrative services for the Company. In turn, the Advisor receives a management fee payable monthly in arrears in an amount equal to 1.10% per annum of the first $300 million of Stockholders' Equity of the Company, plus .80% per annum of the portion of Stockholders' Equity of the Company above $300 million. The Company also pays the Advisor, as incentive compensation for each fiscal quarter, an amount equal to 20% of the dollar amount by which the annualized Return on Equity for such fiscal quarter exceeds the amount necessary to provide an annualized Return on Equity equal to the Ten-Year U.S. Treasury Rate plus 1%. For the years ended December 31, 2000, 1999 and the period from April 10, 1998 (Merger Date) to December 31, 1998, the Advisor earned a base management fee of $740,437, $761,646 and $590,875, respectively and incentive compensation of $797,054, $741,233 and $2,807, respectively. Approximately $519,000 of the incentive fee earned in 2000 was attributable to the sale described in Note 6. Approximately $433,000 of the incentive fee earned in 1999 was attributable to the sale described in Note 6.

    America First Properties Management Company L.L.C., (the Manager), provides property management services for certain of the multifamily properties in which the Company has an interest. The Manager also provided property management services to certain properties previously associated with the Predecessor which were acquired in the Merger. The Manager receives a management fee equal to a stated percentage of the gross revenues generated by the properties under management, ranging from 3.5% to 5% of gross revenues. Such fees paid by the Company for the years ended December 31, 2000, 1999 and the period from April 10, 1998 through December 31, 1998, amounted to $374,923, $325,213 and $250,912, respectively. Such fees paid by the three Partnerships which merged amounted to $83,017 (including $45,527 paid by the Predecessor) for the period in 1998 prior to the Merger Date.

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    Prior to the Merger Date, the general partner of the Predecessor (AFCA3) was entitled to an administrative fee of .35% per annum of the outstanding amount of investments of the Predecessor to be paid by the Predecessor to the extent such amount is not paid by property owners. AFCA3 earned administrative fees of $53,617 in 1998 of which $38,659 was paid by the Predecessor and the remainder was paid by owners of real properties financed by the Predecessor.

    Prior to the Merger Date, substantially all of Predecessor's general and administrative expenses and certain costs capitalized by the Predecessor were paid by AFCA3 or an affiliate and reimbursed by the Predecessor. The amounts of such expenses reimbursed to AFCA3 or an affiliate were $165,439 in 1998. The capitalized costs consist of transaction costs incurred in conjunction with the merger described in Note 1.

10. Fair Value of Financial Instruments

    The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

    Investments in mortgage securities, corporate debt securities and corporate equity securities: Fair values are based on broker quotes or amounts obtained from independent pricing sources.

    Cash and cash equivalents: Fair value approximates the carrying value of such assets.

    Repurchase agreements: Fair value approximates the carrying value of such liabilities.

	As of December 31, 2000		As of December 31, 1999
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Investment in mortgage securities	$470,575,671	$470,575,671	$475,719,711	$475,719,711
Investment in corporate debt securities	15,665,727	11,895,625	8,020,026	7,937,750
Investment in corporate equity securities	9,010,538	9,010,538	3,130,823	3,130,823
Cash and cash equivalents
Unrestricted	8,400,539	8,400,539	19,895,833	19,895,833
Restricted	498,875	498,875	3,709,577	3,709,577
Repurchase agreements	448,583,432	448,583,432	452,101,803	452,101,803

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11. Summary of Quarterly Results of Operations (Unaudited)

From January 1, 2000, to December 31, 2000	First Quarter	Second Quarter	Third Quarter		Fourth Quarter
Total income	$1,956,216	$1,932,983	$4,292,650		$2,141,463
Total expenses	(461,465)	(512,495)	(994,723	)(1)	(488,513)

Net income	$1,494,751	$1,420,488	$3,297,927	(1)	$1,652,950

Net income, basic and diluted, per share	$0.17	$0.16	$0.37	(1)	$0.19

From January 1, 1999, to December 31, 1999	First Quarter	Second Quarter	Third Quarter		Fourth Quarter
Total income	$1,869,081	$2,146,590	$4,223,361		$2,037,399
Total expenses	(616,193)	(628,400)	(1,052,855	)(2)	(374,885)
Minority interest	(490)	(4,230)	327		175

Net income	$1,252,398	$1,513,960	$3,170,833	(2)	$1,662,689

Net income, basic and diluted, per share	$0.14	$0.17	$0.35	(2)	$0.18

Explanatory Notes:

(1)
Includes income of approximately $2.1 million (net of the incentive fee of $519,000) or approximately $0.24 per share related to the sale described in Note 6.

(2)
Includes income of approximately $1.7 million (net of the incentive fee of $433,000) or approximately $0.19 per share related to the sale described in Note 6.

12. Subsequent Events

    On January 12, 2001, the Company's Board of Directors approved the repurchase of up to an additional 200,000 shares of its common stock.

    On January 2, 2001, the limited partnership which owned an assisted living center located in Salt Lake City, Utah, was liquidated with Retirement Centers Corporation (RCC) receiving an undivided interest in the net assets of such partnership. RCC then sold its undivided interest in the net assets of such assisted living center resulting in a gain to RCC of approximately $2.9 million.

    On January 18, 2001, RCC acquired an 88.3% undivided interest and the Company acquired an 11.7% undivided interest in Lealand Place Apartments, a 192-unit multifamily housing property located in Lawrenceville, Georgia, for approximately $13.3 million. The acquisition was financed with the proceeds of a $10.3 million mortgage loan and cash of $3.0 million.

F–35

    No dealer, salesperson or other person is authorized to distribute any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell our common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	6
Our Company	12
Market Price And Dividends On Our Common Stock	16
Selected Financial Data	17
Management's Discussion And Analysis Of Financial Condition And Results Of Operations	19
Description Of Securities	26
Certain Federal Income Tax Considerations	31
Underwriting	39
Experts	40
Legal Opinions	40
Where You Can Find More Information	40
Incorporation of Certain Documents by Reference	41
Financial Information	F-1

7,500,000 Shares

COMMON STOCK

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

TUCKER ANTHONY SUTRO
CAPITAL MARKETS

          , 2001

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits.

Exhibit	Description
1.1	Revised form of Underwriting Agreement between the Registrant and Friedman, Billings, Ramsey & Co., Inc.
2.1
Agreement and Plan of Merger by and among the Registrant, America First Participating/Preferred Equity Mortgage Fund Limited Partnership, America First Prep Fund 2 Limited Partnership, America First Prep Fund 2 Pension Series Limited Partnership and certain other parties, dated as of July 29, 1997 (incorporated herein by reference to Exhibit 2.1 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (Commission File No. 333-46179)).
3.1
Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Form 8-K dated April 10, 1998, filed by the Registrant pursuant to the Securities Exchange Act of 1934 (Commission File No. 1-13991)).
3.2
Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Form 8-K dated April 10, 1998, filed by the Registrant pursuant to the Securities Exchange Act of 1934 (Commission File No. 1-13991)).
4.1
Specimen of Common Stock Certificate of Registrant (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (Commission File No. 333-46179)).
5.1	Opinion of Kutak Rock LLP.*
8.1	Opinion of Kutak Rock LLP as to Certain Tax Matters.*
10.1
Advisory Agreement, dated April 9, 1998, by and between Registrant and the America First Mortgage Advisory Corporation (incorporated herein by reference to Form 8-K dated April 10, 1998 filed by the Registrant pursuant to the Securities Exchange Act of 1934 (Commission File No. 1-13991)).
10.2
Employment Agreement of Stewart Zimmerman (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (Commission File No. 333-46179)).
10.3
Employment Agreement of William S. Gorin (incorporated herein by reference to Exhibit 10.3 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (Commission File No. 333-46179)).
10.4
Employment Agreement of Ronald A. Freydberg (incorporated herein by reference to Exhibit 10.4 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (Commission File No. 333-46179)).
10.5
Addendum to Employment Agreement of Stewart Zimmerman (incorporated herein by reference to Form 10-Q dated March 31, 2000, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (Commission File No. 1-13991)).
10.6
Addendum to Employment Agreement of William S. Gorin (incorporated herein by reference to Form 10-Q dated March 31, 2000, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (Commission File No. 1-13991)).

II–1

10.7
Addendum to Employment Agreement of Ronald A. Freydberg (incorporated herein by reference to Form 10-Q dated March 31, 2000, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (Commission File No. 1-13991)).
10.11
Amended and Restated 1997 Stock Option Plan of the Registrant (incorporated herein by reference to Form 10-K dated December 31, 1999, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (Commission File No. 1-13991)).
10.12
Form of Dividend Reinvestment Plan (incorporated herein by reference to Appendix C of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (Commission File No. 333-46179) ).
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Kutak Rock LLP (included in Exhibits 5.1 and 8.1).*
24.1	Powers of Attorney (included on page II-4 of this Registration Statement).*

*
previously filed

II–2

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 21st day of May, 2001.

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
By:	/s/ STEWART ZIMMERMAN Stewart Zimmerman, President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: May 21, 2001	By:	/s/ MICHAEL B. YANNEY* Michael B. Yanney, Chairman of the Board
Date: May 21, 2001	By:	/s/ STEWART ZIMMERMAN Stewart Zimmerman, President, Chief Executive Officer and Director
Date: May 21, 2001	By:	/s/ GARY THOMPSON* Gary Thompson, Chief Financial Officer
Date: May 21, 2001	By:	/s/ MICHAEL L. DAHIR* Michael L. Dahir, Director
Date:	By:	George V. Janzen, Director
Date: May 21, 2001	By:	/s/ GEORGE H. KRAUSS* George H. Krauss, Director
Date: May 21, 2001	By:	/s/ GREGOR MEDINGER* Gregor Medinger, Director
Date: May 21, 2001	By:	/s/ W. DAVID SCOTT* W. David Scott, Director
*
By Stewart Zimmerman
attorney-in-fact

/s/ STEWART ZIMMERMAN Stewart Zimmerman

II–3

QuickLinks

Forward-Looking Statements
PROSPECTUS SUMMARY
The Offering
Use of Proceeds
Summary Financial Data
Capitalization
RISK FACTORS
OUR COMPANY
MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DESCRIPTION OF SECURITIES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
EXPERTS
LEGAL OPINIONS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FINANCIAL INFORMATION
AMERICA FIRST MORTGAGE INVESTMENTS, INC. BALANCE SHEETS
AMERICA FIRST MORTGAGE INVESTMENTS, INC. STATEMENTS OF INCOME (UNAUDITED)
AMERICA FIRST MORTGAGE INVESTMENTS, INC. STATEMENT OF STOCKHOLDERS' EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
AMERICA FIRST MORTGAGE INVESTMENTS, INC. STATEMENTS OF CASH FLOWS (UNAUDITED)
AMERICA FIRST MORTGAGE INVESTMENTS, INC. NOTES TO FINANCIAL STATEMENTS MARCH 31, 2001 (UNAUDITED)
REPORT OF INDEPENDENT ACCOUNTANTS
AMERICA FIRST MORTGAGE INVESTMENTS, INC. CONSOLIDATED AND COMBINED BALANCE SHEETS
AMERICA FIRST MORTGAGE INVESTMENTS, INC. CONSOLIDATED AND COMBINED STATEMENTS OF INCOME
AMERICA FIRST MORTGAGE INVESTMENTS, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AMERICA FIRST MORTGAGE INVESTMENTS, INC. COMBINED STATEMENTS OF PARTNERS' CAPITAL
AMERICA FIRST MORTGAGE INVESTMENTS, INC. CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
AMERICA FIRST MORTGAGE INVESTMENTS, INC. CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (continued)
AMERICA FIRST MORTGAGE INVESTMENTS, INC. NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS DECEMBER 31, 2000
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES